DEAN FOODS 2002 ANNUAL REPORT



DEAN MEANS BUSINESS


Oak Farms

DeanFoods

DeanFoods

DEAN FOODS 2002 ANNUAL REPORT

What Dean Means

Dean Foods Company is one of the nation's leading food and beverage companies. We have $9 billion in sales, more than 120 manufacturing facilities, unparalleled distribution capabilities, a collection of solidly performing regional and national brands and, above all, a focused determination to create value for our customers and our shareholders.

We delivered outstanding financial results in 2002, while at the same time integrating the two largest dairy companies in the country. All of our operating divisions met or exceeded their goals for the year, and we achieved merger synergies well in excess of our target. We put the savings to use by investing in our future, beginning a disciplined brand-building process that will be an essential source of our continued growth.

We executed against our overall strategy with persistent commitment during 2002 by making key acquisitions and divestitures, and forging important strategic alliances.

We look to 2003 and beyond with a passion for our business and an excitement for the possibilities. In this annual report, we highlight our current brand-building efforts and some of our talented and visionary employees who are bringing these brands to life. These dedicated people are but a few on our roster of almost 28,000 employees who are all equally steadfast in their commitment to ensuring our success.

We are shaking things up in the food and beverage industry – and we mean business.

Contents

On the Cover: Cedric Means Business

Cedric King, Route Supervisor, has been with Oak Farms Dairy, Dallas, for 25 years. Starting out as a route driver, Cedric delivered fresh dairy products to the downtown Dallas area for 15 years. In 1994 he was promoted to Route Supervisor over the northwest area of Dallas, and now oversees 8 drivers in addition to managing his own route deliveries. "Cedric exudes what our company means," says Craig Roberts, Vice President and General Manager at Oak Farms. "He's dependable, dedicated and has great relationships with his customers and employees."

DEAN FOODS

HISTORIC STOCK PERFORMANCE*



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* Chart depicts closing prices on each of March 15, 1999 and March 15, 2003, and the closing price on the last day of each month in between.



MARCH 15, 1999 - MARCH 15, 2003

Dear Fellow Shareholders:

2002 was a year of great accomplishment for the new Dean Foods Company.

Our primary focus during the year was the integration of legacy Dean Foods and Suiza Foods, the two largest dairy companies in the country. The integration, arguably the most challenging task in our history, was a complete success. I am extremely proud of all of our employees for their dedication to the integration process, and I am pleased to report that the results of the merger have far exceeded our expectations. We have emerged from the process stronger, poised to take our company to exciting new heights. We are now able to provide our customers with better service and to do it with increased efficiency. Just as importantly, we now have greater resources to invest in our future.

Meeting Operating Goals

2002 was also an outstanding year operationally. All of our business units turned in results that met or exceeded their goals, in the midst of the significant merger integration activities. Our 2002 operating results are a testament to the skill and professionalism of our employees in the field. The pace of change has been extremely swift at our company over the past several years, and the fact that our operating units have consistently met or exceeded their budgets in the face of such rapid systemic change truly is a significant accomplishment.

Achieving Strategic Objectives

We also achieved several important strategic objectives during the year, beginning with the May 2002 purchase of White Wave, maker of *Silk*® soymilk and other soy products. Prior to the May transaction, we owned a minority interest in White Wave that we acquired as part of our acquisition of legacy Dean Foods. Recognizing the enormous potential of the soymilk category and *Silk* in particular, we began working toward bringing White Wave fully into the Dean Foods family early in 2002. We are so pleased to welcome Steve Demos, founder of White Wave, and his team to our company. They are an extraordinarily talented and motivated group, and I am now more convinced than ever that *Silk* will be an important source of future growth for our company.

Another important strategic accomplishment during 2002 was the formation of our new alliance with Land O'Lakes. Now we have a license to use the *LAND O LAKES*® name nationally on milks and an array of other dairy products. The *LAND O LAKES*® brand has an impressive consumer following, and we are thrilled to be able to process and sell our products under this great brand. In the fall of 2002, we launched our first new product offering under the *LAND O LAKES*® label, and we expect to find other value-creating opportunities for this brand in the future.

We also focused in 2002 on rationalizing our asset base in an effort to ensure that our resources are properly aligned with our strategic direction. During the year, we divested three small non-core businesses that we acquired as part of legacy Dean Foods' Specialty Foods Group. We also sold our Puerto Rico dairy operations.

Our business generates a significant amount of cash flow, and we are constantly assessing the most advantageous means for deploying our cash. In 2002, we reduced our indebtedness by a net amount of over $350 million and used approximately $100 million to repurchase approximately 2.8 million shares of our common stock.

Focusing on Our Brands

One of the most exciting results of the Dean Foods acquisition is our increased ability to make meaningful investments in our brands. We have identified our core set of "strategic brands" to include *Silk®* and *Sun Soy®* soy products, *International Delight®* coffee creamers, *Hershey®'s* milks and milkshakes, *Land O Lakes®* extended-shelf life dairy products, *Folgers® Jakada®* single-serve chilled coffee and milk beverage, *Marie's®* dips and dressings and *Dean®* dips. During 2002, we invested approximately $130 million on developing, building distribution for, advertising and promoting our nationally branded products. We launched a number of new products and brand extensions and were pleased to report that unit sales of our strategic brands increased by more than 25% in 2002 (on a year-over-year basis, as if we had owned White Wave and Dean Foods for all of 2001 and 2002).

Looking Ahead

Our strategy over the coming years is straightforward. As always, we will focus first on our customers. We will strive to be our customers' supplier of choice by continuing to provide them with the greatest service, quality and value in the industry.

We will continue to find ways to reduce our costs and improve our efficiency. We will continue to rationalize our operations, and you can expect us to close or sell facilities with overlapping markets or excess capacity. We will continue to carefully analyze our portfolio of businesses and divest those that do not meet our long-term strategic objectives.

We will continue to carefully invest our capital where we expect potential returns to be the greatest, whether that means making acquisitions that fit our strategic objectives, repurchasing our common stock or our trust-issued preferred securities, or reducing our indebtedness.

Finally, we intend to continue to invest in our brands, because they will be an essential source of our continued growth. We will spend approximately $190 million marketing our strategic brands in 2003, and another $30 million on our regional Dairy Group brands. Creating value is the ultimate goal of our brand-building initiatives. Therefore, we will approach our future branding efforts with the same discipline that we have always employed in making investment decisions.

Earlier this year, I told a roomful of our key employees that I believe that the opportunity in front of us now at Dean Foods is the opportunity of our lifetime. We will seize this opportunity and, as always, we will strive to continue to deliver outstanding results and value to our shareholders. I thank all of our employees for their steadfast commitment to our company, and I thank you for your investment in and support of the new Dean Foods.

Sincerely,





Gregg Engles
Chairman of the Board and Chief Executive Officer

"...the opportunity in front of us now at Dean Foods is the opportunity of our lifetime."


DEAN AND SUIZA
PERFECT
BLEND
VITAMIN D FORTIFIED

Dean Means

A Smooth Transition

When it comes to blending the talents, resources, infrastructure and cultures of acquired companies, Dean knows how to make a smooth transition. Our company was built by acquiring and blending companies, building on the strengths of each organization. Our efforts have resulted in a food and beverage powerhouse – a cohesive group with a common goal: grow our business through daily commitment to our customers.

The merger of Suiza Foods and Dean Foods at the end of 2001 was a pivotal point in our history. Integration efforts began immediately. We set clear objectives for increasing efficiency while at the same time ensuring a seamless transition for our customers. We empowered and incentivized our employees to reach our goals – and the result was a solid success. The integration was rapid and efficient – exceeding our expectations in every way.

We are proud to have successfully integrated our two companies, and we are more optimistic than ever about the prospects of our combined business. The merger was a truly value-creating transaction that has transformed us into an exciting new food and beverage company that is more than just the sum of the two merged companies. We are stronger, with the ability to deliver unprecedented value to our customers. We now have the scale and resources to enable us to focus on innovation and branding like never before – which will give us greater ability to keep the interest of consumers in this ever-changing world.

Across all of our business units, everyone is working together toward delivering increased value – day in and day out. The individual strengths of our Dairy Group, Morningstar Foods, White Wave, Specialty Foods and International divisions present a unique balance of businesses – a perfect blend of solid performance and impressive room for growth.



Pete Schenkel
President, Dean Dairy Group
More than 45 years in the dairy industry



Bing Graffunder
President, Morningstar/ Specialty Group
More than 33 years in the dairy, food and beverage industries

"We have unlimited opportunity to grow this company. There's never been more potential. From our route salesmen to our senior managers, our people are excited about the future." – Pete Schenkel

DEAN MEANS

Dairy Brands Coast to Coast

The Only National Dairy Processor

Our Dairy Group offers a host of superior quality milks and other dairy products from east to west and almost everywhere in between. With more than 30 familiar local and regional dairy brands, you can find our products virtually anywhere in the country. We have the industry's largest refrigerated direct-store-delivery network, which allows us to move our products efficiently to fill the needs of any customer – no matter how large or small. As the only fluid dairy processor with truly national scale and scope, Dean means dairy, coast to coast.


PET
LAND O LAKES
Oak Farms



ULTIMATE TASTE!

AND SALES BY THE GALLON



Grade A
Vitamins
A & D
GARELICK
Farms

GARELICK ULTIMATE CHOCOLA

DEAN MEANS

Loyalty to Our Dairy Brands


Oak Farms
Oak Farms

A Strong Foundation

Our Dairy Group is the foundation of our business. With a portfolio of powerful regional brands and unparalleled distribution, the Dairy Group has delivered consistent performance year after year.

Delivering the highest quality and service for the greatest value is the main focus of our Dairy Group. Part of providing our customers with great service and value is making sure that our products are the ones that consumers want. Our Dairy Group takes great pride in the marketing and product innovation efforts of its local and regional dairies. Our dairies are constantly exploring ways to keep our products interesting and exciting. Many of our dairy brands have undergone substantial change in the past year, with new logos and packaging, brand extensions and marketing campaigns that include dynamic advertising and promotions, as well as presence in high-profile community events.

In keeping with the history our dairies have in their communities, we understand the value of good corporate citizenship. From sponsoring health fairs to sporting events to construction of major cultural centers, our regional dairies are committed to giving back to the communities in which they do business.

Mike Touhey
Vice President, Marketing, Dean Dairy Group – Northeast Region
"We're trying to strike a balance between the tradition and heritage of our brands while introducing new, fresh ideas to keep our products relevant to today's consumer."



John Robinson
Senior Vice President, Sales & Marketing, Dean Dairy Group
"We represent the brands you grew up with. It's our job to continue to bring innovation and excitement to reinforce the significance of our brands."



Susan Meadows
Vice President, Marketing, Dean Dairy Group – Southwest Region
"We're doing so much in the Southwest Region to market our brands, through packaging upgrades, targeted advertising, innovative promotions and community partnerships. In fact, our strong grassroots marketing efforts have evolved into our most effective strategy."


schepps
schmooth
schepps
schlim
schepps
schpecial

A "Schweet" Campaign

Dallas-based Schepps Dairy launched a campaign in August 2002 featuring these vibrant billboards, which play off the brand's brightly colored packaging. The dairy also used ads praising Texas' "Best of the Best" including veteran firemen, champion athletes, teachers of the year, National Guardsmen and the Fort Worth team that reached the 2002 Little League World Series playoffs.

DEAN MEANS

Value-Added National Brands

A Quiet Revolution

Silk in your Starbucks latte. A shapely new package for your coffee creamer with a revolutionary one-handed spout. A refrigerated, bottled milkshake. A new face for a 12-year old brand. A new chilled coffee and milk beverage to help you keep pace with it all – and we're just getting started. We are rolling out new and delicious products to meet the changing demands of health-conscious, time-deprived and convenience-minded consumers that could revolutionize the way consumers think about some age-old product categories. In 2002, we spent an unprecedented $130 million developing, building distribution for and marketing our strategic brands. In 2003, we expect to spend $190 million marketing, advertising and promoting these innovative products.

Sit back and enjoy our quiet revolution.




Marie's
CAESAR

DEAN MEANS

New Ideas, Healthy Thinking


Silk
SOYMILK

The Power of Soy

Refrigerated soymilk is blasting into the American mainstream. Consumers are looking at soymilk in a whole new light – and Silk® is largely responsible.

We are extremely proud to welcome Silk into the Dean Foods family of brands.

Our excitement around Silk is based on trends that imply substantial growth potential for soy products. The medical community and the FDA have endorsed the benefits of soy, and health-conscious consumers are reacting. Retail sales of refrigerated soymilk increased by more than 30% in 2002 to over $440 million, and Silk accounted for more than 80% of those sales. In 2003 we expect retail sales of Silk to exceed $450 million.

Steve Demos, founder of White Wave and creator of Silk, has a passion for soy. When we acquired White Wave, Steve agreed to continue as President. As part of Dean Foods, Steve and his team of visionaries now have the resources and infrastructure they need to take Silk to the next level – and the entrepreneurial spirit that has fueled their success continues. We have great confidence in Silk, and plan to make a significant investment in selling and promoting Silk and Sun Soy in 2003.

We believe a key to the continued growth of Silk is to stimulate consumer trial. Through sampling, coupon programs, advertising, sponsorships and TV and movie placements, you will be seeing more and more of Silk in 2003 and beyond.



Steve Demos
Founder and President, White Wave

His mission to creatively lead the integration of soy into the American diet virtually created the refrigerated soymilk category.


Silk
Silk
SOYMILK
STARBUCKS COFFEE
®

Silk and Starbucks

Beginning this summer, Silk will become the exclusive soymilk used in handcrafted beverages sold at all Starbucks locations throughout North America. Silk will be identified on Starbucks' menu boards, and Starbucks will conduct in-store promotions of Silk products. This partnership furthers our goal of increasing trial by making Silk available to millions of Starbucks customers everyday.


Silk
ORGANIC PLAIN

DISCOVER INTERNATIONAL DELIGHT!

INTERNATIONAL Delight

CREAMER

FRENCH VANILLA

IRISH CREME



DELIGHT!

DEAN MEANS

Staying on Top With Innovation


INTERNATIONAL Delight
INTERNATIONAL Delight
INTERNATIONAL Delight
INTERNATIONAL Delight
AMARETTO
FRENCH VANILLA

Shaping Up

More Americans than ever are drinking coffee, and mostly at home. Our curvy new bottle promises to stir up the coffee creamer category and reshape the way people think about coffee.

International Delight® has been setting trends in the coffee creamer category for years. Now, with a unique new package and a celebrity spokesperson, we're ready to do it again. With 41 percent of coffee drinkers using creamers, and 79 percent of all coffee being consumed at home, flavored creamers are a delicious opportunity for Dean Foods.

Early this year we began the national rollout of a new plastic bottle for International Delight, featuring a sleek and stylish shape and a unique single-handed pour-spout. To support the new packaging, we're launching a new advertising campaign designed to wake up America's coffee drinkers to the new look of International Delight. The ads launched in March and feature Wayne Brady from television's "Whose Line is it Anyway?" and "The Wayne Brady Show."

Our Morningstar Foods division virtually invented the refrigerated non-dairy flavored creamer category when it originally introduced International Delight in 1986. International Delight has enjoyed great success since then, and continues to be a source of potential growth for our company. The non-dairy flavored creamer category grew 13 percent in 2002, and we expect to drive continued growth through product innovation and marketing support. We have great expectations for International Delight, and plan to put our full support behind the brand in 2003.



Toby Purdy
Senior Vice President, Marketing & Business Development, Morningstar Foods

"International Delight is Morningstar's flagship product and the foundation of our branded business. The rollout of the new bottle and the ad campaign are just the beginning of what's in store for International Delight."



Singing Our Praises

Funny man Wayne Brady sings the praises of International Delight in two new television commercials. The first spot features a song set to the tune of "I Say a Little Prayer for You," originally written by Hal David and Burt Bacharach. The second, entitled "Singing the Blues," is an original piece created by Brady specifically for the brand. The integrated marketing campaign also includes national print advertising.

DEAN MEANS

Shaking Up the Milk Market


HERSHEY'S
MilkShake
Cookies 'n' Cream
HERSHEY'S
MilkShake
Vanilla Cream

X Citement in a Bottle

Now the rich, sweet goodness of Hershey's® has been bottled in a line of milks and the first ever ready-to-drink refrigerated milkshakes. Add in teen favorite and skateboarding king Tony Hawk, and we're really shaking things up.

Hershey's *means* chocolate. What better brand to establish a national line of flavored milks and milkshakes that are ready to drink with the twist of a cap? With a fat-free variety and 67 percent more calcium than regular milk, they are the perfect fuel for today's young and young at heart. In just three years, our Hershey's milks and milkshakes have become a brand with approximately $100 million in annual retail sales.

With teens in mind, marketing efforts for our Hershey's products in 2003 include skateboarder Tony Hawk as the brand's spokesperson and sponsorship of the X Games. We're also rolling out "53 Feet of Chocolate," a state-of-the-art, fully interactive 18-wheeler that we can take to the kids, decked out with games, exhibits and Hershey's milks and milkshakes. Extending our dedication to kids beyond fun and games, we're also launching Drive to Read @ your Library in 2003, a program aimed at encouraging students to read.

Single-serve milk is an important and growing category, and we believe Hershey's milks and milkshakes have the potential to become an exciting category leader. We are extremely proud to have the opportunity to manufacture and market our products under the prestigious Hershey's brand, and we are committed to tapping the brand's full potential.



Patty Herbeck
Director of Marketing, Morningstar Foods

"With the growing popularity of single-serve milks, the Hershey's product line means huge potential for Dean Foods. Now with Tony Hawk on board, we have an even stronger link to the teen market."



Photo by Grant Brittain

X Cellent Idea

Skateboarding pioneer Tony Hawk is doing flips over Hershey's milks and milkshakes in new television commercials, promotions and in-store activities. Hawk performs his signature "900" move in the TV spot, which launched in February. National radio advertising featuring Hawk debuted in March to support the brand's X Pose the Code promotion, which gives winners the chance to "hang" with Hawk.

HERSHEY'S

SHAKING THINGS UP


HERSHEY'S
HERSHEY'S
Flavored

LAND O LAKES®

USE BY

100% L... FREE

Excellent source of CALCIUM

LAND O LAKES™

Dairy Ease®

Chocolate Milk

LAND O LAKES

Strawberry Milk

LAND O LAKES

GOOD to GO!™

GOOD to GO!™



FREE
Real

DEAN MEANS

Selling Simple Goodness


Dairy Ease
Whole Milk
Good to Go!

Consumer Loyalty

The LAND O LAKES brand has been known for purity, freshness and goodness since 1926. By combining this brand's appeal with our operational and marketing power, we have the opportunity to meet consumer demand for wholesome dairy products on a national scale.

In July 2002, we announced an expanded licensing arrangement that allows us to use the LAND O LAKES brand nationally on milks and many other dairy products. With 98 percent consumer brand awareness, this brand promises to play an important role in our national brand-building program.

In August 2002, we launched Dairy Ease® lactose-free milk, the first product offering under our new partnership. This 100% pure dairy milk is processed to neutralize the lactose enzyme, enabling those with lactose intolerance to more easily digest milk while not changing the great taste or texture of the milk. Lactose-free milk is an approximately $250 million category, making this product a significant growth opportunity for us. We are also producing LAND O LAKES® half-and-half, the leading national brand, and LAND O LAKES® single-serve milks in certain markets.

We intend to take full advantage of the opportunities that our alliance with Land O'Lakes offers, and we expect to roll out a variety of other products and packaging under the LAND O LAKES brand over time. We will market our existing LAND O LAKES brand products aggressively in 2003.

LAND O LAKES®...
Where Simple Goodness Begins.™



Rob Gregg
Director of Marketing, Morningstar Foods

"These are exciting times at Dean Foods, and they just got better thanks to the LAND O LAKES brand."

Lactose Intolerance Demographic


100
80
60
40
20
0
90%
80%
70%
15%
Asians
African Americans
Hispanics
Caucasians

Easy to Digest

In August 2002, we launched LAND O LAKES® Dairy Ease® lactose-free milk. Lactose intolerance, or the inability to digest lactose, the primary carbohydrate in milk, afflicts an estimated 90 million adults in the U.S., with particular prevalence among minority groups. In February 2003, we launched a Spanish-language advertising campaign to reach this key minority market, including spots on Univision and Telemundo, as well as print and radio advertising.

DEAN MEANS

Burning the Midnight Oil


Folgers
Folgers
Folgers
Jakada
Coffee Latte

Bottled Invigoration

The single-serve chilled coffee category has become big business in recent years, fueled primarily by young adults ages 18 to 29. Our new Folgers® Jakada®, using breakthrough technology and packaging innovations, is poised to make its mark on this invigorating category.

Introduced nationally in January 2002, Folgers Jakada is a chilled coffee drink made from Mountain Grown® Folgers coffee and low-fat milk. With recent advances in processing technology and an aggressive marketing investment planned for 2003, Folgers Jakada is ready to break into the $320 million chilled coffee category.

Early this year, we announced our ability to produce Folgers Jakada on our "Stork" processing line in Mt. Crawford, Virginia. This technology extends the shelf-life of Jakada to up to 150 days and allows the product to be shipped at ambient temperatures. We are the first company to use the "Stork" plastic bottle technology commercially for dairy-based beverages in the United States.

This technology allows Jakada to be placed on store shelves near the coffee, rather than in the refrigerated section of the store. In 2003, we introduced Jakada in convenient 4-packs, perfect for placement in the coffee or beverage aisle. Multi-packs can also stimulate increased consumption and sales, which is a great result for us and for retailers.

This aseptic technology creates unlimited opportunities for us and revolutionary distribution and sales possibilities for our products.



Charles Kinsolving
Brand Manager,
Morningstar Foods

"Combining America's No. 1 coffee brand with our expertise in the dairy category makes Jakada an exciting opportunity for us. Our goal is to invigorate the chilled coffee category."


Folgers
CLASSIC ROAST
Folgers
CLASSIC ROAST
Folgers
Jakada
Folgers
CLASSIC ROAST

Mountain Grown Goodness

The name "Folgers" is familiar to most American consumers, with the brand accounting for over 25 percent of the coffee category. "Jakada" contemporizes the product for the younger generation, making Folgers Jakada the perfect fit for today's chilled coffee drinker.

JAKADA!



Folgers
jakada
Coffee Latte
MOCHA
Creamy Blend of
Folgers
jakada
Coffee Latte

THROUGH THE NIGHT

JAKADA! JAKADA!
A DEAN FOODS PRODUCTION

JAKADA! JAKADA!
A DEAN FOODS PRODUCTION



DEAN
DEAN
DEAN


MARIE'S
SALAD DRESSING
Marie's
RANCH

DEAN MEANS

Dressing Up a Dynamic Brand


Marie's
Marie's
Marie's
CHUNKY BLUE CHEESE

Dressed for Success

Marie's dressings have been producing results in the grocery produce section for 42 years. With the freshest and highest quality ingredients available, and now with a new oval-shaped jar and eye-catching graphics, Marie's is dressed for another 42 years of success.

Marie's dressings are known for delicious, fresh-tasting salad dressings made from only the finest ingredients. With the nation's best-selling blue cheese, ranch and Caesar varieties in the produce section, Marie's is a mature, premium brand that was ripe for change. Without changing the flavor or quality, we are rolling out new packaging for this premium brand in 2003, with an oval jar and a colorful sleeve label with appetite-appealing graphics. This innovative packaging, along with a pipeline of new flavors, is designed to continue to attract discriminating consumers, and keep the Marie's brand fresh for years to come.

We acquired ownership of the Marie's brand as part of our acquisition of Dean Foods in December 2001. When we acquired Dean Foods, there were licenses outstanding allowing other companies to produce and market Marie's brand products in the western United States. In 2002, we repurchased those licenses and now we are the sole owner, manufacturer and marketer of Marie's brand products, giving us greater ability to invest efficiently in innovation and marketing.

Between our Marie's brand dips and dressings and our popular Dean's brand dips, we have an enviable leading position in refrigerated dips and dressings.



100% Fresh

Marie's deliciously fresh salad dressings are made from only the finest ingredients – real blue cheese, pure sour cream and buttermilk. The dressings are refrigerated to lock in flavor with 26 varieties to satisfy anyone's taste. The quality of ingredients and now the new, innovative packaging make Marie's the No. 1 salad dressing in the produce section.



Raj Nair
Brand Manager, Morningstar Foods

"It's an exciting process to take a mature brand like Marie's and revitalize it for today's consumer. The new packaging is truly innovative for the category."

Dean Means

Proven Financial Strategy

Contents

Selected Financial Data

The following selected financial data as of and for each of the five years in the period ended December 31, 2002 has been derived from our audited Consolidated Financial Statements. The selected financial data do not purport to indicate results of operations as of any future date or for any future period. The selected financial data should be read in conjunction with our Consolidated Financial Statements and related Notes.

	Year Ended December 31,				
(Dollars in thousands, except share data)	2002	2001	2000	1999	1998
Operating data:					
Net sales	$8,991,464	$5,974,555	$5,499,712	$4,224,620	$3,062,364
Cost of sales	6,642,773	4,574,258	4,150,170	3,304,473	2,370,357
Gross profit	2,348,691	1,400,297	1,349,542	920,147	692,007
Operating costs and expenses:					
Selling and distribution	1,321,763	794,937	756,445	468,517	331,968
General and administrative	337,496	176,642	174,353	139,175	103,885
Amortization of intangibles	7,775	51,361	49,776	35,849	28,815
Plant closing, merger and other costs	19,050	9,550	2,747	11,185	
Other operating (income) expense		(17,306)	7,500		
Total operating costs and expenses	1,686,084	1,015,184	990,821	654,726	464,668
Operating income	662,607	385,113	358,721	265,421	227,339
Other (income) expense:					
Interest expense, net	197,685	96,549	107,075	45,764	47,334
Financing charges on trust issued preferred securities	33,578	33,581	33,595	38,584	30,213
Equity in (earnings) loss of unconsolidated affiliates	7,899	23,620	(11,453)	(2,630)	(78)
Other (income) expense, net	2,660	4,817	(233)	(511)	(2,055)
Total other expense	241,822	158,567	128,984	81,207	75,414
Income from continuing operations before income taxes	420,785	226,546	229,737	184,214	151,925
Income taxes	152,988	83,114	89,711	74,254	58,087
Minority interest in earnings	46	31,431	29,911	8,813	1,559
Income from continuing operations	267,751	112,001	110,115	101,147	92,279
Loss on sale of discontinued operations, net of tax	(8,231)				
Income from discontinued operations, net of tax	879	3,592	3,636	7,680	7,629
Income before extraordinary gain (loss) and cumulative effect of accounting change	260,399	115,593	113,751	108,827	99,908
Extraordinary gain (loss)		(4,317)	4,968	904	31,698
Cumulative effect of accounting change	(84,983)	(1,446)			
Net income	$ 175,416	$ 109,830	$ 118,719	$ 109,731	$ 131,606
Net income applicable to common stock	$ 175,416	$ 109,830	$ 118,719	$ 109,731	$ 131,369
Basic earnings per common share:					
Income from continuing operations	$ 2.97	1.99	1.95	1.54	1.40
Income (loss) from discontinued operations	(.08)	.06	.07	.12	.11
Extraordinary gain (loss)		(.08)	.09	.01	.48
Cumulative effect of accounting change	(.94)	(.02)			
Net income	$ 1.95	$ 1.95	$ 2.11	$ 1.67	$ 1.99
Diluted earnings per common share:					
Income from continuing operations	$ 2.66	$ 1.81	$ 1.79	$ 1.47	$ 1.33
Income (loss) from discontinued operations	(.07)	.05	.05	.09	0.08
Extraordinary gain (loss)		(.06)	.07	.01	.38
Cumulative effect of accounting change	(.78)	(.02)			
Net income	$ 1.81	$ 1.78	$ 1.91	$ 1.57	$ 1.79
Average common shares:					
Basic	90,020,849	56,302,796	56,390,086	65,722,436	65,906,580
Diluted	108,775,936	73,784,148	73,342,528	85,716,984	83,931,128
Other data:					
Ratio of earnings to combined fixed charges and preferred stock dividends[1]	2.78x	2.92x	2.62x	3.79x	3.36x
Balance sheet data (at end of period):					
Total assets	$6,582,266	$6,691,897	$3,780,478	$2,658,922	$3,013,783
Long-term debt[2]	2,727,924	3,068,497	1,353,269	712,068	932,969
Other long-term liabilities	236,915	196,189	53,753	53,782	78,923
Mandatorily redeemable convertible trust issued preferred securities	585,177	584,605	584,032	683,505	682,938
Total stockholders' equity	1,643,293	1,475,880	598,832	583,972	655,771

(1) For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, "earnings" represents income before income taxes plus fixed charges. "Fixed charges" consist of interest on all debt, amortization of deferred financing costs and the portion of rental expense that we believe is representative of the interest component of rent expense. Preferred stock dividends consist of dividends, adjusted to a pre-tax basis, on our Series A Preferred Stock, which we redeemed in 1998.

(2) Includes amounts outstanding under subsidiary lines of credit and the current portion of long-term debt.

Management's Discussion and Analysis of Financial Condition and Results of Operations

We are the leading processor and distributor of milk and other dairy products in the United States and a leading manufacturer of specialty foods. We have five operating divisions including Dairy Group, Morningstar Foods, White Wave, Specialty Foods and International. In accordance with applicable accounting rules, we currently have three reportable business segments: Dairy Group, Morningstar/White Wave and Specialty Foods.

Developments Since January 1, 2002

Integration and Rationalization Activities

After acquiring the former Dean Foods Company ("Old Dean") in December 2001, integrating Old Dean's operations with our operations was our primary focus during 2002. Old Dean's Dairy Group was integrated into our Dairy Group, Old Dean's National Refrigerated Products group was integrated into our Morningstar Foods subsidiary, and Old Dean's corporate headquarters was eliminated. As part of our integration activities, we realigned our organizational structure and shifted certain manufacturing operations. We also closed or announced the closure of 15 facilities and reduced (or intend to reduce) our workforce accordingly. Facilities that have been closed or identified for closure include:

Dairy Group	Morningstar/White Wave	Specialty Foods
Bennington, Vermont (plant)	Tempe, Arizona (plant)	Atkins, Arkansas (plant)
Escondido, California (plant)	Woodland, California (plant)	Cairo, Georgia (plant)
Fort Worth, Texas (plant)		Plymouth, Indiana (tank yard)
Grand Rapids, Michigan (administrative offices)		Green Bay, Wisconsin (tank yard)
Parker Ford, Pennsylvania (distribution)		
Port Huron, Michigan (distribution)		
Toledo, Ohio (plant)		
Winchester, Virginia (distribution)		
Camp Hill, Pennsylvania (distribution)		

We realized merger synergies of over $100 million in 2002, including such items as purchasing savings, headcount reduction savings, pension elimination savings, manufacturing synergies and various depreciation savings. We also recorded plant closing costs of approximately $19.1 million during 2002. These charges included the following costs:

- Workforce reduction costs, which were charged against our earnings in the period that the plan was established in detail and employee severance and benefits had been appropriately communicated;
- Shutdown costs, including those costs necessary to prepare the plant facilities for re-sale or closure;
- Costs incurred after shutdown such as lease obligations or termination costs, utilities and property taxes; and
- Write-downs of property, plant and equipment and other assets, primarily for asset impairments as a result of facilities no longer used in operations. The impairments related primarily to owned building, land and equipment at the facilities that were sold and written down to their estimated fair value.

Acquisitions

White Wave – In May 2002, we completed the acquisition of the 64% equity interest in White Wave, Inc. that we did not already own. White Wave, based in Boulder, Colorado, is the maker of *Silk*® soymilk and other soy-based products. Prior to the acquisition, we owned approximately 36% of White Wave as a result of certain investments made by Old Dean beginning in 1999. We purchased the remaining equity interests for a total price of approximately $192.8 million. Existing management of White Wave has remained in place. We have agreed to pay White Wave's management team an incentive bonus based on achieving certain sales growth targets by March 2004. The bonus amount will vary depending on the level of two-year cumulative sales White Wave achieves by March 2004, and is currently anticipated to range between $35 million and $40 million. See Note 2 and Note 20 to our Consolidated Financial Statements. For financial reporting purposes, White Wave's financial results are aggregated with Morningstar Foods' financial results.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Marie's – We acquired the *Marie's®* brand as a result of our acquisition of Old Dean in December 2001. When we acquired Old Dean, there were outstanding licenses in favor of Marie's Quality Foods and Marie's Dressings, Inc. authorizing them to use the brand in connection with the manufacture and sale of dips and dressings in the western United States. On May 17, 2002, we acquired the assets of those licensees, including the licenses. See Note 2 to our Consolidated Financial Statements. As a result of this acquisition, we are now the sole owner, manufacturer and marketer of Marie's brand products nationwide.

Branded Product Initiatives

Our nationally branded products were a significant focus for us in 2002. We invested approximately $130 million in our strategic brands during 2002, the majority of which was spent to launch and secure distribution and trial of new products. Our strategic brands include *Silk®* soy products and *Sun Soy®* soymilk, *International Delight®* coffee creamers, *Hershey's®* milks and milkshakes, *Land O Lakes®* extended shelf-life products, *Folger's® Jakada®* coffee and milk beverage, *Marie's®* dips and dressings and *Dean's®* dips. We began tracking the growth of our strategic brands as a group during 2002. Unit sales of our strategic brands increased by more than 25% during each quarter in 2002 (as compared to the corresponding quarter in the immediately preceding year), on a pro forma basis as if White Wave and Old Dean had been owned for all of 2001 and 2002. Some highlights of our 2002 branded product initiatives included the following:

International Delight Coffee Creamers – In the fourth quarter of 2002, we launched a test of our *International Delight* coffee creamers in a newly-designed plastic bottle, and in February 2003, we began a nationwide launch. In August 2002, we also launched Canela, the newest *International Delight* flavor. Morningstar Foods now manufactures and distributes 12 flavors in the *International Delight* brand family.

Silk Soymilk – During the third quarter of 2002, we introduced an aseptic *Silk* soymilk to better serve the dry grocery and foodservice channels. Also during the third quarter, we introduced two new *Silk* flavors, including coffee and unsweetened. In February 2003, White Wave entered into an agreement with Starbucks pursuant to which, beginning in June 2003, *Silk* will become the exclusive soymilk used in handcrafted beverages at all Starbucks locations throughout North America. The *Silk* brand will be identified on all Starbucks menu boards. Single-serve bottles of *Silk* will also be sold separately in certain Starbucks stores.

Hershey's Milks and Milkshakes – In October 2002, we launched *Hershey's* Vanilla Cream Milkshake, adding another flavor to our existing Creamy Chocolate and Cookies 'n Cream milkshake offerings. The product introduction is part of Morningstar Foods' collaborative effort with Hershey Foods Corp. whereby Morningstar manufactures, markets, sells and distributes *Hershey* brand name dairy products nationally.

Land O'Lakes Dairy Ease® Lactose-Free Milks – On July 31, 2002, we entered into a licensing agreement with Land O'Lakes pursuant to which we acquired a perpetual license to use the *LAND O LAKES* brand nationally on a broad range of fluid milk, juices and dairy products, including ice cream, sour cream, creams and creamers, and on certain other value-added products such as aseptic dairy products and extended shelf-life products, including soy beverages. In August 2002, we launched *LAND O LAKES Dairy Ease* lactose-free milk, our first new product under our new Land O'Lakes license agreement.

Folger's Jakada Coffee and Milk Beverage – In the first quarter of 2002, we launched *Folger's Jakada*, a new coffee and milk beverage. The product is sold in single-serve plastic bottles and is available in three flavors: French Roast, Vanilla and Mocha. Pursuant to our licensing agreement with Procter & Gamble, we produce, promote and distribute *Folger's Jakada*, while Procter & Gamble receives a royalty from all *Folger's Jakada* sales and retains rights to the Folger's trademark. In the first quarter of 2003, we began producing *Folger's Jakada* in aseptic packaging on our "Stork" plastic bottle filler in Mt. Crawford, Virginia. Products processed on this equipment can be stored and shipped without refrigeration.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Divestitures

Part of our strategy since completion of the Old Dean acquisition has been to carefully analyze our portfolio of assets and make divestitures where appropriate in order to ensure that our financial and management resources are closely aligned with our strategic direction. Since completion of the Old Dean acquisition, we have sold three small non-core businesses that we acquired as part of Old Dean's Specialty Foods division, including a contract hauling business, a boiled peanut business and a powdered food-coating business for a combined net purchase price of approximately $28.9 million. In addition, on December 30, 2002, we completed the sale of our Puerto Rico dairy operations for an adjusted purchase price of approximately $119.4 million. See Note 2 and Note 20 to our Consolidated Financial Statements.

Securities Repurchases

In the fourth quarter of 2002, we spent approximately $101.2 million to repurchase approximately 2.75 million shares of our common stock for an average price of $36.78 per share, depleting the balance of our previous common share repurchase authorization. See Note 12 to our Consolidated Financial Statements.

Since January 1, 2003, our Board of Directors has authorized two additional $150 million increases of our stock repurchase program. Between January 1 and March 24, 2003, we have spent approximately $129 million to purchase an additional 3.24 million shares of our common stock, for an average price of $39.72 per share. Approximately $171.6 million remains available under our current stock repurchase authorization.

On March 17, 2003, we announced a partial redemption of our trust-issued preferred securities ("TIPES"). TIPES with an aggregate liquidation value of $100 million will be redeemed on April 17, 2003 at a redemption price of $51.0315 per security. Holders of TIPES that have been called for redemption have the option to convert their TIPES into shares of our common stock instead of receiving the cash redemption price. Approximately $500 million of TIPES will remain outstanding following completion of this partial redemption.

Stock Split

On February 21, 2002, our Board of Directors declared a two-for-one split of our common stock, which entitled shareholders of record on April 8, 2002 to receive one additional share of common stock for each share held on that date. The new shares were issued after the market closed on April 23, 2002. All of the share numbers in this Annual Report have been adjusted for all periods to reflect the stock split.

Retirement of Howard Dean

On April 12, 2002, Howard Dean retired as Chairman of the Board and as a director of our company. Mr. Dean was Chairman of the Board of Old Dean prior to our acquisition of Old Dean, and became Chairman of our Board of Directors when we acquired Old Dean. Gregg Engles, Chairman of our Board of Directors prior to our acquisition of Old Dean, reassumed the role of Chairman upon Mr. Dean's retirement.

Developments Related to Consolidated Container Company

Since July 1999, we have owned a minority interest in Consolidated Container Company ("CCC"), one of the nation's largest manufacturers of rigid plastic containers and our primary supplier of plastic bottles and bottle components. During 2001, CCC experienced a variety of operational difficulties, consistently poor operating results and significant losses. We concluded that the value of our investment was significantly impaired and that the impairment was not temporary, and in the fourth quarter of 2001, we wrote off our minority investment in CCC in its entirety.

By late 2001, CCC had become unable to comply with the financial covenants in its credit agreement. CCC's lenders agreed to restructure CCC's credit agreement to modify the financial covenants, subject to the agreement of CCC's primary shareholders to guarantee certain of CCC's indebtedness. Because CCC is an important and valued supplier of ours, and in order to protect our interest in CCC, we executed a limited guarantee of up to $10 million of CCC's revolving credit indebtedness. By late 2002, CCC was again unable to comply with the terms of its credit agreement. CCC's lenders agreed to again restructure CCC's credit agreement, subject to the agreement of CCC's primary shareholders to provide a total of $35 million of additional debt financing to CCC. In the fourth quarter of 2002, we agreed to loan CCC $10 million of the $35 million in additional financing in exchange for cancellation of our former guaranty and the receipt of additional equity in CCC. Vestar Capital Partners, majority owner of CCC, loaned CCC the remaining $25 million. As a result of this transaction, our interest in CCC was diluted to approximately 40%. See Note 4 to our Consolidated Financial Statements for a description of the loan and of the accounting treatment of the loan.

Results of Operations

The following table presents certain information concerning our results of operations, including information presented as a percentage of net sales:

	Year Ended December 31,					
	2002		2001		2000	
(Dollars in thousands)	Dollars	Percent	Dollars	Percent	Dollars	Percent
Net sales	$8,991,464	100.0%	$5,974,555	100.0%	$5,499,712	100.0%
Cost of sales	6,642,773	73.9	4,574,258	76.6	4,150,170	75.5
Gross profit	2,348,691	26.1	1,400,297	23.4	1,349,542	24.5
Operating costs and expenses:						
Selling and distribution	1,321,763	14.7	794,937	13.3	756,445	13.7
General and administrative	337,496	3.8	176,642	2.9	174,353	3.2
Amortization of intangibles	7,775	0.1	51,361	0.9	49,776	0.9
Plant closing costs	19,050	0.2	9,550	0.2	2,747	0.1
Other operating (income) expense			(17,306)	(0.3)	7,500	0.1
Total operating expenses	1,686,084	18.8	1,015,184	17.0	990,821	18.0
Total operating income	$ 662,607	7.4%	$ 385,113	6.4%	$ 358,721	6.5%

Important Note: We completed our acquisition of the former Dean Foods Company ("Old Dean") on December 21, 2001. As a result, full year comparisons between 2002 and 2001, and to some degree, between 2001 and 2000 are less meaningful than they would be otherwise. We obtained our Specialty Foods segment as part of our acquisition of Old Dean. Therefore, no prior year comparisons are provided because the Specialty Foods segment was only owned for a few days in 2001. More complete segment data can be found in Note 22 to our Consolidated Financial Statements. Also, effective January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which eliminates the amortization of goodwill and certain other intangible assets. As a result of the adoption of SFAS No. 142, comparisons between 2002 and 2001 are less meaningful than they would be otherwise. Where appropriate, we have provided comparisons eliminating the amortization of goodwill and intangible assets with indefinite useful lives in 2001. See Notes 1 and 7 to our Consolidated Financial Statements for more information regarding SFAS No. 142.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Sales – Net sales increased 51% to $8.99 billion during 2002 from $5.97 billion in 2001.

Net sales for the Dairy Group increased 40%, or $2.02 billion, in 2002 compared to 2001. The acquisition of Old Dean (net of the plants divested as part of the transaction) contributed a net increase in sales of approximately $2.4 billion to the Dairy Group. That increase was partly offset by the effects of decreased raw milk costs compared to the prior year. In general, we change the prices that we charge our customers for our products on a monthly basis, as the costs of our raw materials fluctuate. The following table sets forth the average monthly Class I "mover" and average monthly Class II minimum prices for raw skim milk and butterfat for 2002 compared to 2001:

Management's Discussion and Analysis of Financial Condition and Results of Operations

	Year Ended December 31*		
	2002	2001	% Change
Class I raw skim milk mover(3)	$7.01(1)	$7.93(1)	(12)%
Class I butterfat mover(3)	1.21(2)	1.89(2)	(36)
Class II raw skim milk minimum(4)	7.62(1)	8.33(1)	(9)
Class II butterfat minimum(4)	1.20(2)	1.86(2)	(35)

* The prices noted in this table are not the prices we actually pay. The federal order minimum prices at any given location for Class I raw skim milk or Class I butterfat are based on Class I mover prices plus a location differential. Class II prices noted in the table are federal minimum prices, applicable at all locations. Our actual cost also includes producer premiums, procurement costs and other related charges that vary by location and vendor.

(1) Prices are per hundredweight.

(2) Prices are per pound.

(3) We process Class I raw skim milk and butterfat into fluid milk products.

(4) We process Class II raw skim milk and butterfat into products such as cottage cheese, creams, ice cream and sour cream.

The Dairy Group's 2002 sales were also negatively affected by certain volume decreases. On a pro forma basis as if Old Dean had been acquired on January 1, 2001 (net of the plants divested as part of the transaction), the Dairy Group's fluid milk volumes during 2002 would have been relatively flat compared to 2001, while ice cream and ice cream novelty volumes were down 4% and 7.4%, respectively. Our ice cream is sold under private labels and local brands, and we lost sales during the year to nationally branded products, which were promoted more aggressively than our products.

Net sales for Morningstar/White Wave increased 42%, or $314.8 million, in 2002 compared to the prior year. We estimate that the acquisition of Old Dean added approximately $275 million of sales at our Morningstar/White Wave segment during 2002. Precise measurement of the impact of the acquisition of Old Dean on Morningstar/White Wave's sales is not possible because Old Dean's National Refrigerated Product segment has been fully integrated into Morningstar and is no longer accounted for separately. The acquisition of White Wave contributed approximately $113.4 million during 2002. These gains were offset by (i) the effects of lower raw milk and bulk cream costs, (ii) an approximately 10% decrease in cultured dairy product sales volumes, and (iii) the planned phase-out of the Lactaid, Nestle Nesquik and Nestle Coffeemate co-packing businesses.

In 2002, we began tracking the sales growth of our strategic brands. Morningstar/White Wave's strategic brands include *Hershey's* flavored milks, *International Delight* coffee creamers, *Silk* soy products, *Sun Soy* soymilk, *Folger's Jakada* milk and coffee beverage, *Land O Lakes* extended shelf-life products, *Marie's* dips and dressings and *Dean's* dips. On a pro forma basis as if Old Dean and White Wave had been acquired on January 1, 2001, our strategic brand sales were approximately $550 million during 2002 and strategic brand sales volumes increased approximately 28% in 2002 from 2001.

Our Specialty Foods segment reported net sales of $673.6 million during 2002.

Cost of Sales – Our cost of sales ratio was 73.9% in 2002 compared to 76.6% in 2001. The cost of sales ratio for the Dairy Group decreased to 74.3% in 2002 from 77.3% in 2001 due primarily to lower raw milk costs and also to realized merger synergies. The cost of sales ratio for Morningstar/White Wave decreased to 68.1% in 2002 from 69.9% in 2001. This decrease in 2002 was due to lower raw material costs. Specialty Foods' cost of sales ratio was 73.9% in 2002.

Operating Costs and Expenses – Our operating expense ratio was 18.8% in 2002 compared to 17% during 2001. Comparability of these ratios is significantly affected by our adoption of SFAS 142 on January 1, 2002. Excluding $48.4 million of amortization in 2001, our operating expense ratio would have been 16.2% in 2001, compared to 18.8% in 2002.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The operating expense ratio at the Dairy Group was 18.3% in 2002 compared to 16.3% in 2001. Excluding approximately $39.4 million of amortization in 2001, the Dairy Group's operating expense ratio would have been 15.5% in 2001, compared to 18.3% in 2002. The increase in the 2002 operating expense ratio was primarily due to the effect of lower raw material prices in 2002 and to the impact of a gain of $47.5 million in 2001 related to the divestiture of the plants transferred to National Dairy Holdings (as assignee of Dairy Farmers of America) in connection with the acquisition of Old Dean. Lower raw material prices generally result in lower sales dollars. Therefore, falling raw milk prices will generally increase the Dairy Group's operating expense ratio and rising raw milk prices will generally reduce the Dairy Group's operating expense ratio.

The operating expense ratio at Morningstar/White Wave was 21.3% during 2002 compared to 16.1% in 2001. Excluding approximately $7.2 million of amortization in 2001, the operating expense ratio would have been 15.1% in 2001, compared to 21.3% in 2002. This increase was caused primarily by higher distribution, selling and marketing expenses at Morningstar Foods related to the introduction of new products, increased spending on promotions of existing products, higher plant closing costs and the addition of White Wave, which has higher selling, marketing and distribution costs due to its efforts to build brand recognition. The ratio was also affected by significant management bonus accruals in 2002 for White Wave management. See Note 20 to our Consolidated Financial Statements.

The operating expense ratio for Specialty Foods was 11.4% in 2002.

Operating Income – Operating income during 2002 was $662.6 million, an increase of $277.5 million from 2001 operating income of $385.1 million. Our operating margin in 2002 was 7.4% compared to 6.4% in 2001. Excluding 2001 amortization that would have been eliminated had SFAS 142 been in effect last year, our operating income would have increased by $229.1 million in 2002 as compared to 2001 and our operating margin would have been 7.4% in 2002 as compared to 7.3% in 2001.

The Dairy Group's operating margin, excluding amortization that would have been eliminated had SFAS 142 been in effect last year, increased slightly to 7.4% in 2002 from 7.2% in the same period of 2001. The operating margin for our Morningstar/White Wave segment, again excluding amortization that would have been eliminated had SFAS 142 been in effect last year, declined to 10.6% in 2002 from 15% in 2001. This decrease was primarily due to higher selling, distribution and marketing expenses, higher plant closing costs and the planned phase-out of the Lactaid, Nestle Quik and Nestle Coffeemate co-packing businesses offset by certain realized merger synergies.

Specialty Foods' operating margin was 14.7% in 2002.

Other (Income) Expense – Total other expense increased by $83.3 million in 2002 compared to 2001. Interest expense increased to $197.7 million in 2002 from $96.5 million in 2001 as a result of higher debt used to finance the acquisitions of Old Dean and White Wave. Financing charges on preferred securities were $33.6 million in both years.

Income from investments in unconsolidated affiliates was a net loss of $7.9 million in 2002 compared to a loss of $23.6 million in 2001. We recorded income of $2.1 million in 2002, which was primarily related to our 36% interest in White Wave through May 9, 2002, when we acquired the remaining equity interest in White Wave and began consolidating White Wave's results with our financial results. This income was offset by a $10 million loss on our minority interest in Consolidated Container Company ("CCC"). During the fourth quarter of 2002, we agreed to make a $10 million loan to CCC in exchange for the cancellation of our pre-existing $10 million guaranty of CCC's indebtedness and additional equity interests in CCC. The additional infusion of cash to CCC required us to record our share of CCC's 2002 losses, up to $10 million. This transaction also resulted in our ownership percentage declining to approximately 40% from 43%. See Note 4 to our Consolidated Financial Statements for more information about this transaction. Our loss from unconsolidated affiliates in 2001 related primarily to our investment in CCC. In the fourth quarter of 2001 we concluded that our investment in CCC was impaired and that the impairment was not temporary, and as a result we wrote off our remaining investment in CCC.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes – Income tax expense was recorded at an effective rate of 36.4% in 2002 compared to 36.7% in 2001. In 2002 and 2001, contested income tax issues were resolved in our favor. Our tax rate varies as the mix of earnings contributed by our various business units changes, and as tax savings initiatives are adopted.

Minority Interest – Minority interest in earnings decreased significantly to $46 thousand in 2002 from $31.4 million in 2001. For most of 2002, management of EBI Foods, a subsidiary of our Specialty Foods segment, owned a small minority interest in that subsidiary. We sold our interest in EBI Foods in October 2002. In 2001, Dairy Farmers of America owned a 33.8% minority interest in our Dairy Group. On December 21, 2001, in connection with our acquisition of Old Dean, we purchased the 33.8% stake that was owned by Dairy Farmers of America. See Note 2 to our Consolidated Financial Statements.

Discontinued Operations – On December 30, 2002, we sold our operations in Puerto Rico resulting in a loss on sale from discontinued operations of $8.2 million, including tax expense. We also recorded income from discontinued operations of $0.9 million during 2002 versus $3.6 million in 2001. All amounts attributable to our former Puerto Rico operations, for all periods, have been reclassified to "income from discontinued operations."

Cumulative Effect of Accounting Change – As part of our adoption of SFAS 142 on January 1, 2002 we wrote down the value of certain trademarks and the goodwill related to our Puerto Rico operations which our analysis indicated were impaired. Our adoption of this accounting standard resulted in the recognition of $85 million, net of an income tax benefit of $29 million, as a charge to earnings. During 2001, we recorded a charge of $1.4 million, net of an income tax benefit of $1.5 million and a minority interest benefit of $0.7 million related to our adoption of SFAS 133.

Year Ended December 31, 2001 Compared To Year Ended December 31, 2000

Net Sales – Net sales increased 8.6% to $5.97 billion during 2001 from $5.50 billion in 2000. Approximately $103.1 million of this increase was due to the acquisition of Old Dean on December 21, 2001. Net sales for the Dairy Group increased 8.4%, or $392.2 million, in 2001, and net sales for Morningstar Foods increased 8.5%, or $57.9 million in 2001. $74.7 million and $9.7 million of these increases, respectively, are due to the sales of Old Dean being included in our results since the date of acquisition. The remaining portions of these increases were primarily due to an increase in prices charged for our products in response to higher raw milk costs, and occurred despite a small decline in volume. In general, we change the prices that we charge our customers for our products on a monthly basis, as the costs of our raw materials fluctuate. The following table sets forth the average monthly Class I "mover" and average monthly Class II minimum prices for raw skim milk and butterfat for 2001 compared to 2000:

	Year Ended December 31*		
	2001	2000	% Change
Class I raw skim milk mover[3]	$7.93[1]	$7.72[1]	3%
Class I butterfat mover[3]	1.89[2]	1.17[2]	62
Class II raw skim milk minimum[4]	8.33[1]	8.42[1]	(1)
Class II butterfat minimum[4]	1.86[2]	1.26[2]	48

* The prices noted are not the prices that we actually pay. The federal order minimum prices at any given location for Class I raw skim milk or Class I butterfat are based on the Class I mover prices plus a location differential. Class II prices noted in the table are federal minimum prices, applicable at all locations. Our actual cost also includes producer premiums, procurement costs and related charges that vary by location and vendor.

(1) Prices are per hundredweight.

(2) Prices are per pound.

(3) We process Class I raw skim milk and butterfat into fluid milk products.

(4) We process Class II raw skim milk and butterfat into products such as cottage cheese, creams, ice cream and sour cream.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cost of Sales – Our cost of sales ratio was 76.6% in 2001 compared to 75.5% in 2000. The cost of sales ratio for the Dairy Group increased to 77.3% in 2001 from 76.1% in 2000 and the cost of sales ratio for Morningstar Foods increased to 69.9% in 2001 from 68.8% in 2000. These increases were due primarily to higher raw milk costs in 2001.

Operating Costs and Expenses – Our operating expense ratio was 17% in 2001 compared to 18% in 2000. Included in 2001 operating costs were the following one-time items:

- A gain of $47.5 million on the divestiture of the plants transferred to National Dairy Holdings (as assignee of Dairy Farmers of America) in connection with the acquisition of Old Dean (which gain represented the difference between fair value and the carrying value of the plants),
- An expense of $28.5 million resulting from a payment to Dairy Farmers of America as consideration for modifications to our milk supply arrangements, and
- An expense of $1.7 million resulting from the impairment in value of a water plant in Grand Rapids, Michigan.

Included in 2000 operating expenses were litigation settlement costs of $7.5 million.

The operating expense ratio at the Dairy Group was 16.3% in 2001 compared to 17.7% in 2000. This decrease was due to the one-time gain of $47.5 million included in 2001 operating expenses, the increase in net sales in 2001 and various cost savings initiatives (most of which were temporary) implemented during 2001 in response to a difficult operating environment. These initiatives, which included such things as reduced travel and meeting expenses and reduced advertising and marketing expenses, resulted in lower selling and general and administrative costs during 2001. The operating expense ratio at Morningstar Foods was 16.1% in 2001 versus 16.4% in 2000. Although similar cost savings initiatives were implemented at Morningstar Foods in 2001 as were implemented at the Dairy Group, their overall operating expense ratio remained steady due to higher distribution and selling expenses related to the introduction of new products.

Operating Income – Operating income in 2001 was $385.1 million, an increase of $26.4 million from 2000 operating income of $358.7 million. Our operating margin in 2001 was 6.4% compared to 6.5% in 2000. The Dairy Group's operating margin increased to 6.4% in 2001 from 6.2% in 2000. This increase was due to the one-time gain of $47.5 million included in 2001 operating expenses partially offset by higher raw milk costs during 2001. Morningstar Foods' operating margin declined to 14.1% in 2001 from 14.8% in 2000. This decrease was due to higher raw milk and bulk cream costs in 2001.

Other (Income) Expense – Total other expense increased by $29.6 million in 2001 compared to 2000. Interest expense decreased to $96.5 million in 2001 from $107.1 million in 2000. This decrease was the result of lower average debt balances and lower interest rates in 2001. Financing charges on preferred securities were $33.6 million in both years.

Income from investments in unconsolidated affiliates, related primarily to our minority interest in Consolidated Container Company ("CCC"), was a loss of $23.6 million in 2001 compared to income of $11.5 million in 2000. Included in the 2001 loss was an impairment charge of $21.1 million related to the write-off of our investment in CCC. During 2001, due to a variety of operational difficulties, CCC consistently reported operating results that were significantly weaker than expected, which resulted in significant losses in the third and fourth quarters. As a result of CCC's performance in 2001, CCC became unable to comply with the financial covenants contained in its credit facility. Accordingly, we concluded that our investment in CCC was impaired and that the impairment was not temporary. In the fourth quarter of 2001, we wrote off our remaining investment in CCC.

Other income and expense also included $4.4 million of impairment charges related to two other small investments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes – Income tax expense was recorded at an effective rate of 36.7% in 2001 compared to 39% in 2000. This decrease was due primarily to the favorable settlement of a contested state tax issue during 2001. Our tax rate varies as the mix of earnings contributed by our various business units changes, and as tax savings initiatives are adopted.

Minority Interest – Minority interest in earnings, which was primarily the 33.8% ownership interest of Dairy Farmers of America in our Dairy Group, increased to $31.4 million in 2001 compared to $29.9 million in 2000. On December 21, 2001, in connection with our acquisition of Old Dean, we purchased the 33.8% stake that was owned by Dairy Farmers of America. See Note 2 to our Consolidated Financial Statements. We now own 100% of our Dairy Group. In 2001, we also purchased the 25% minority interest of Leche Celta. We now own 100% of our Spanish operations.

Extraordinary Gain (Loss) – On December 21, 2001, simultaneously with the acquisition of Old Dean, we replaced our former credit facilities with a new credit facility. As a result, we recognized a $4.3 million extraordinary loss, net of an income tax benefit of $3 million, for the write-off of deferred financing costs related to the early retirement of our former credit facilities. See Note 10 to our Consolidated Financial Statements.

In 2000 we recognized a $5 million extraordinary gain, net of income tax expense of $2.8 million, which included the following items related to the early extinguishment of our previous senior credit facility:

- A $6.5 million gain, net of income tax expense of $3.6 million, for interest rate derivatives which became unhedged and were marked to fair market value, and
- A $1.5 million loss, net of an income tax benefit of $0.8 million, for the write-off of deferred financing costs.

Cumulative Effect of Accounting Change – Effective January 1, 2001 we adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities (as amended). Our adoption of this accounting standard resulted in a $1.4 million charge to earnings, net of an income tax benefit of $1.5 million and minority interest benefit of $0.7 million.

Critical Accounting Policies

"Critical accounting policies" are defined as those that are both most important to the portrayal of a company's financial condition and results, and that require our most difficult, subjective or complex judgments. In many cases the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles with no need for the application of our judgment. In certain circumstances, however, the preparation of our Consolidated Financial Statements in conformity with generally accepted accounting principles requires us to use our judgment to make certain estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. We have identified the policies described below as our critical accounting policies. See Note 1 to our Consolidated Financial Statements for a detailed discussion of these and other accounting policies.

Revenue Recognition and Accounts Receivable – Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, the product has been shipped to the customer and there is a reasonable assurance of collection of the sales proceeds. Revenue is reduced by sales incentives that are recorded by estimating expense based on existing promotional agreements and historical experience. On our income statement for the year ended December 31, 2002, sales were reduced by estimated incentives of $173.6 million. A 1% change in that amount would impact our reported sales by $1.7 million. We provide credit terms to customers generally ranging up to 30 days, perform ongoing credit evaluations of our customers and maintain allowances for estimated credit losses based on historical experience. At December 31, 2002, our allowance for doubtful accounts was approximately $34 million, or 0.4% of sales. Each 0.1% change in that ratio of allowance for doubtful accounts to sales would impact net income by approximately $5.6 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Insurance Accruals – We retain selected levels of property and casualty risks, primarily related to employee health care, workers' compensation claims and other casualty losses. Many of these potential losses are covered under conventional insurance programs with third party carriers with high deductible limits. In other areas, we are self-insured with stop-loss coverages. Accrued liabilities for incurred but not reported losses related to these retained risks are calculated based upon loss development factors provided by our external insurance brokers and actuaries. The loss development factors are subject to change based upon actual history and expected trends in costs, among other factors. At December 31, 2002 and 2001, we recorded accrued liabilities related to these retained risks of $128.5 million and $96.1 million, respectively.

Valuation of Long-Lived Intangible Assets and Goodwill – In January 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" and as a result, we no longer amortize goodwill and other intangibles with indefinite lives. In lieu of amortization, we are now required to perform annual impairment tests of goodwill and long-lived intangibles. The annual impairment tests require the use of significant judgments and estimates.

Purchase Price Allocation – We allocate the cost of acquisitions to the assets acquired and liabilities assumed. All identifiable assets acquired, including identifiable intangibles, and liabilities assumed are assigned a portion of the cost of the acquired company, normally equal to their fair values at the date of acquisition. The excess of the cost of the acquired company over the sum of the amounts assigned to identifiable assets acquired less liabilities assumed is recorded as goodwill. We record the initial purchase price allocation based on evaluation of information and estimates available at the date of the financial statements. As final information regarding fair value of assets acquired and liabilities assumed is evaluated and estimates are refined, appropriate adjustments are made to the purchase price allocation. To the extent that such adjustments indicate that the fair value of assets and liabilities differ from their preliminary purchase price allocations, such difference would adjust the amounts allocated to those assets and liabilities and would change the amounts allocated to goodwill. The final purchase price allocation includes the consideration of a number of factors to determine the fair value of individual assets acquired and liabilities assumed including quoted market prices, forecast of expected cash flows, net realizable values, estimates of the present value of required payments and determination of remaining useful lives. For significant acquisitions, we utilize valuation specialists and appraisers to assist in the determination of the fair value of long-lived assets, including identifiable intangibles.

Employee Benefit Plan Costs – We provide a range of benefits to our employees including pension and postretirement benefits to our eligible employees and retirees. We record annual amounts relating to these plans based on calculations specified by generally accepted accounting principles, which include various actuarial assumptions, such as discount rates, assumed rates of return, compensation increases, employee turnover rates and health care cost trend rates. We review our actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when it is deemed appropriate. As required by generally accepted accounting principles, the effect of the modifications is generally recorded and amortized over future periods. Different assumptions that we make could result in the recognition of different amounts of expense over different periods of time.

One of the important assumptions in the pension expense is the expected rate of return on plan assets. Over the life of our pension plans we expect the plan assets to earn a return of approximately 6.75% to 8.50% depending on the type of assets in the individual plans. A 1% reduction in the assumed rate of return on plan assets would increase our annual pension expense by approximately $1.25 million. In addition, a 1% increase in assumed healthcare costs trends would increase annual post retirement medical expense by approximately $0.2 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recently Issued Accounting Pronouncements

In June 2001, Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which the associated legal obligation for the liability is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized over the useful life of the asset. SFAS No. 143 will become effective for us in 2003. We do not expect the adoption of this pronouncement to have a material impact on our Consolidated Financial Statements.

SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections," was issued in April 2002 and is applicable to fiscal years beginning after May 15, 2002. One of the provisions of this technical statement is the rescission of SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," whereby any gain or loss on the early extinguishment of debt that was classified as an extraordinary item in prior periods in accordance with SFAS No. 4, which does not meet the criteria of an extraordinary item as defined by APB Opinion 30, must be reclassified. Adoption of this standard will require us to reclassify extraordinary losses previously reported from the early extinguishment of debt as a component of "other expense." For the year ended December 31, 2001, we recorded an extraordinary loss of $4.3 million, net of an income tax benefit of $3.0 million in connection with the early extinguishment of debt.

In June 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, and is effective for exit or disposal activities that are initiated after December 31, 2002. Our adoption of this standard will change the timing of the recognition of certain charges associated with exit and disposal activities.

On December 31, 2002, FASB issued SFAS No. 148,"Accounting for Stock-Based Compensation – Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148, which is effective for fiscal years ending after December 15, 2002, provides alternative methods of transition for a voluntary change to the fair value-based method and requires more prominent and more frequent disclosures in the financial statements about the effects of stock-based compensation. At this time, we have elected not to adopt the voluntary expense recognition provisions of SFAS No. 123.

In November 2002, FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 clarifies the requirements of SFAS No. 5 "Accounting for Contingencies" relating to the guarantor's accounting for and disclosures of certain guarantees issued. FIN No. 45 requires disclosures of guarantees. It also requires liability recognition for the fair value of guarantees made after December 31, 2002. We will adopt the liability recognition requirements of FIN No. 45 effective January 1, 2003, and we do not expect the adoption to have a material effect on our Consolidated Financial Statements.

In January 2003, FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or in which equity investors do not bear the residual economic risks. The interpretation applies to variable interest entities ("VIEs") created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. It applies in the fiscal or interim period beginning after June 15, 2003, to VIEs in which an enterprise holds a variable interest that was acquired before February 1, 2003. We currently utilize special purpose limited liability entities to facilitate our receivables-backed loan and our trust-issued preferred securities. Since their formations, these entities have been consolidated in our financial statements for financial reporting purposes. Therefore, FIN No. 46 will have no impact on our Consolidated Financial Statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Historical Cash Flow

During 2002, we met our working capital needs with cash flow from operations. Net cash provided by operating activities from continuing operations was $642.6 million for 2002 as contrasted to $305.2 million for 2001, an increase of $337.4 million. Net cash provided by operating activities was impacted by:

- An increase of $172.5 million in net income from continuing operations plus non-cash items in 2002 as compared to 2001; and
- Changes in assets and liabilities which improved by $164.9 million in 2002 compared to the previous year.

Net cash used in investing activities for continuing operations was $309.1 million in 2002 compared to $1.27 billion in 2001, a decrease of $965.6 million. We used approximately $242 million for capital expenditures and approximately $222.1 million for acquisitions. We had cash proceeds from the divestiture of Puerto Rico and three other small businesses in 2002 of $148.3 million.

We used approximately $87.2 million to repurchase our stock and received approximately $75 million primarily as a result of stock option exercises and employee stock purchases through our employee stock purchase plan. We used a net amount of $355.3 million to repay indebtedness.

Current Debt Obligations

Effective December 21, 2001, in connection with our acquisition of Old Dean, we replaced our former credit facilities with a new $2.7 billion senior credit facility provided by a syndicate of lenders. This facility provides us with a revolving line of credit of up to $800 million and two term loans in the amounts of $900 million and $1 billion, respectively. Both term loans have been fully funded since completion of the Old Dean acquisition. The proceeds of the term loans were used to retire our former credit facilities and Old Dean's former credit facility, to purchase DFA's ownership stake in our Dairy Group, and to pay certain other obligations. The senior credit facility contains various financial and other restrictive covenants and requires that we maintain certain financial ratios, including a leverage ratio (computed as the ratio of the aggregate outstanding principal amount of defined indebtedness to defined EBITDA) and an interest coverage ratio (computed as the ratio of defined EBITDA to defined interest expense). In addition, this facility requires that we maintain a minimum level of net worth (as defined by the agreement). The agreement contains standard default triggers, including without limitation: failure to maintain compliance with the financial and other covenants contained in the agreement, default on certain of our other debt and certain other material adverse changes in our business, and a change in control. The agreement does not contain any default triggers based on our debt rating. See Note 10 to our Consolidated Financial Statements for further information regarding the terms of our credit agreement, including interest rates, principal payment schedules and mandatory prepayment provisions.

At December 31, 2002 we had outstanding borrowings of $1.83 billion under our senior credit facility (compared to $1.9 billion at December 31, 2001) all of which was outstanding under our two term loans. The revolving credit facility was undrawn at December 31, 2002, except for $71.8 million of letters of credit that were issued but undrawn. As of December 31, 2002 approximately $728.2 million was available for future borrowings under our credit facility. We are currently in compliance with all covenants contained in our credit agreement.

In addition to our senior credit facility, we also have a $400 million receivables-backed credit facility, which had $145 million outstanding at December 31, 2002. See Note 10 to our Consolidated Financial Statements for more information about our receivables-backed facility.

Other indebtedness outstanding at December 31, 2002 included $700 million face value of outstanding indebtedness under Old Dean's senior notes, $35.7 million of term indebtedness and an $11.9 million line of credit at our Spanish subsidiary, $21 million of industrial development revenue bonds and approximately $29.8 million of capital lease and other obligations. See Note 10 to our Consolidated Financial Statements.

The table below summarizes our obligations for indebtedness and lease obligations at December 31, 2002. Please see Note 20 to our Consolidated Financial Statements for more detail about our lease obligations.

				Payments Due by Period			
Indebtedness & Lease Obligations	**Total**	**2003**	**2004**	**2005**	**2006**	**2007**	**Thereafter**
(In thousands)							
Senior credit facility	$1,827,500	$145,000	$145,000	$167,500	$190,000	$235,000	$ 945,000
Senior notes(1)	700,000			100,000		250,000	350,000
Receivables-backed loan	145,000			145,000			
Foreign subsidiary term loan	35,739	7,091	8,640	8,193	7,878	3,937	
Other lines of credit	11,919	11,919					
Industrial development revenue bonds	21,000	300	300	300	300	300	19,500
Capital lease obligations and other	29,815	9,132	18,230	1,682	333	302	136
Operating leases	403,585	79,750	69,113	55,362	44,018	37,241	118,101
Total	$3,174,558	$253,192	$241,283	$478,037	$242,529	$526,780	$1,432,737

(1) Represents face value of senior notes.

In addition to the letters of credit secured by our senior credit facility, at December 31, 2002 we had approximately $49 million of letters of credit with three other banks that were issued but undrawn. The majority of these were required by various utilities and government entities for performance and insurance guarantees.

Other Long-Term Liabilities

We offer pension benefits through various defined benefit pension plans and also offer certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees. Reported costs of providing non-contributory defined pension benefits and other postretirement benefits are dependent upon numerous factors, assumptions and estimates.

For example, these costs are impacted by actual employee demographics (including age, compensation levels and employment periods), the level of contributions made to the plan and earnings on plan assets. Our pension plan assets are primarily made up of equity and fixed income investments. Changes made to the provisions of the plan may also impact current and future pension costs. Fluctuations in actual equity market returns as well as changes in general interest rates may result in increased or decreased pension costs in future periods. Pension costs may also be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets and the discount rates used in determining the projected benefit obligation and pension costs.

In accordance with SFAS No. 87, "Employers' Accounting for Pensions," changes in pension obligations associated with these factors may not be immediately recognized as pension costs on the income statement, but generally are recognized in future years over the remaining average service period of plan participants. As such, significant portions of pension costs recorded in any period may not reflect the actual level of cash benefits provided to plan participants. We recorded noncash expense of $9.1 million and $1.3 million related to pensions in 2002 and 2001, respectively, in accordance with the provisions of SFAS No. 87.

As of December 31, 2002, key assumptions of our pension plans and other postretirement benefit plans were revised, including decreasing the expected return on plan assets from 9% to 8.5% and decreasing the assumed discount rate in 2002 from 7.25% to 6.75%. In selecting assumed discount rates, we considered fixed income security yield rates for AA rated portfolios as reported by Moody's. In selecting an assumed rate of return on plan assets, we considered past performance and economic forecasts for the types of investments held by the plan. Plan asset values have declined $19.7 million and $5.2 million in 2002 and 2001, respectively. Reported pension costs for our plans are expected to increase in 2003 by approximately $2.6 million as the result of these changed assumptions. Further, based on the current decreases in the market value of our plan assets, we anticipate an increase in the 2003 funding requirements. Pension cost and cash funding requirements could increase in future years if current market conditions persist.

Management's Discussion and Analysis of Financial Condition and Results of Operations

As a result of our plan asset return experience, at December 31, 2002, we were required to recognize an additional minimum liability as prescribed by SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 132, "Employers' Disclosures about Pensions and Postretirement Benefits." The additional liability, which totaled $18.7 million ($11.5 million after-tax), was recorded as a reduction to shareholder's equity through a charge to Other Comprehensive Income, and did not affect net income for 2002. The charge to Other Comprehensive Income will be reversed in future periods to the extent the fair value of trust assets exceeds the accumulated benefit obligation. See Notes 14 and 15 to our Consolidated Financial Statements for information regarding retirement plans and other postretirement benefits.

Other Commitments and Contingencies

On December 21, 2001, in connection with our acquisition of Old Dean, we issued a contingent, subordinated promissory note to Dairy Farmers of America ("DFA") in the original principal amount of $40 million. DFA is our primary supplier of raw milk, and the promissory note is designed to ensure that DFA has the opportunity to continue to supply raw milk to certain of our plants until 2021, or be paid for the loss of that business. The promissory note has a 20-year term and bears interest based on the consumer price index. Interest will not be paid in cash, but will be added to the principal amount of the note annually, up to a maximum principal amount of $96 million. We may prepay the note in whole or in part at any time, without penalty. The note will only become payable if we ever materially breach or terminate one of our milk supply agreements with DFA without renewal or replacement. Otherwise, the note will expire at the end of 20 years, without any obligation to pay any portion of the principal or interest. Because this note was delivered in connection with our acquisition of DFA's minority interest in our Dairy Group, we originally recorded the note as part of the purchase consideration and it was reflected on our balance sheet in "other long-term liabilities." However, we now believe that payments we make under this note, if any, should be expensed as incurred. Accordingly, the related purchase consideration and the note obligation have been removed from our 2001 balance sheet.

Also in connection with our purchase of DFA's minority interest in our Dairy Group, we agreed to pay to DFA liquidated damages in an amount of up to $47 million if we fail to offer them the right, within a specified period of time after completion of the Old Dean acquisition, to supply raw milk to certain of Old Dean's plants. The amount of damages to be paid, if any, would be determined on a plant-by-plant basis for each plant's milk supply that is not offered to DFA, based generally on the amount of raw milk used by the plants. See Note 20 to our Consolidated Financial Statements for further information regarding this agreement. At this time, we cannot estimate the amount of damages that we may have to pay, if any.

We also have the following contingent obligations, in addition to contingent liabilities related to ordinary course litigation and audits:

- the obligation to pay performance bonuses to White Wave's management team in the event that established performance hurdles are met by March 2004 (which bonuses we currently expect to be in the range of $35 million to $40 million); and
- certain indemnification obligations related to businesses that we have divested.

See Note 20 to our Consolidated Financial Statements for more information about our contingent obligations.

Preferred Securities

On March 24, 1998, we issued $600 million of company-obligated 5.5% mandatorily redeemable convertible preferred securities of a Delaware business trust in a private placement to "qualified institutional buyers" under Rule 144A under the Securities Act of 1933. The 5.5% preferred securities, which are recorded net of related fees and expenses, mature 30 years from the date of issue. Holders of these securities are entitled to receive preferential cumulative cash distributions at an annual rate of 5.5% of their liquidation preference of $50 each. These distributions are payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year. These trust-issued preferred securities are convertible at the option of the holders into an aggregate of approximately 15.3 million shares of our common stock, subject to adjustment in certain circumstances, at a conversion price of $39.13. These preferred securities are also redeemable, at our option, at any time at specified premiums and are mandatorily redeemable at their liquidation preference amount of $50 per share at maturity or upon occurrence of certain specified events. See Note 11 to our Consolidated Financial Statements.

On March 17, 2003, we announced a partial redemption of our trust-issued preferred securities ("TIPES"). TIPES with an aggregate liquidation value of $100 million will be redeemed on April 17, 2003 at a redemption price of $51.0315 per security. Holders of TIPES that have been called for redemption have the option to convert their TIPES into shares of our common stock instead of receiving the cash redemption price. Approximately $500 million of TIPES will remain outstanding following completion of this partial redemption.

Future Capital Requirements

During 2003, we intend to invest a total of approximately $300 million in capital expenditures primarily for our existing manufacturing facilities and distribution capabilities. We intend to fund these expenditures using cash flow from operations. We intend to spend this amount as follows:

Operating Division	Amount (in millions)
Dairy Group	$195
Morningstar/White Wave	75
Specialty Foods	15
Other	15
	$300

We expect that cash flow from operations will be sufficient to meet our requirements for our existing businesses for the foreseeable future.

In the future, we may pursue additional acquisitions that are compatible with our core business strategy. We may also repurchase our securities pursuant to open market or privately negotiated transactions. Approximately $171.6 million was available for spending under our stock repurchase program as of March 25, 2003. We base our decisions regarding when to repurchase securities on a variety of factors, including primarily an analysis of the optimal use of available capital, taking into account the market value of our securites, the relative expected return on alternative investments and the limitations imposed by our credit facility. See Note 10 to our Consolidated Financial Statements. Any acquisitions or securities repurchases will be funded through cash flows from operations or borrowings under our senior credit facility.

If necessary, we believe that we have the ability to secure additional financing for our future capital requirements.

Known Trends and Uncertainties

Economic Environment

As a result of the economic downturn in this country, many of our retail customers have experienced economic difficulty over the past year. A number of our customers have been forced to close stores and certain others have sought bankruptcy protection. This trend, if it continues, could have a material adverse affect on us if a material number of our customers, or any one large customer, were to be forced to close a significant number of stores or file for bankruptcy protection.

Prices of Raw Milk and Cream

In our Dairy Group and Morningstar/White Wave segments, our raw milk cost changes are based on the federal and certain state governments' minimum prices, regional and national milk supply conditions and arrangements with our suppliers. Generally, we pay the federal minimum prices for raw milk, plus certain producer premiums (or "over-order" premiums) and location differentials. We also incur other raw milk procurement costs in some locations (such as hauling, field personnel, etc.). A change in the federal minimum price does not necessarily mean an identical change in our total raw material cost, as over-order premiums may increase or decrease. This relationship is different in every region of the country, and sometimes within a region based on supplier arrangements. However, in general, the overall change in the commodity environment can be linked to the change in federal minimum prices. Bulk cream is also a significant raw material cost to the Dairy Group and Morningstar Foods. Bulk cream is typically purchased based on a multiple of the AA butter price on the Chicago Mercantile Exchange. Bulk cream is used in our Class II products such as ice cream, ice cream mix, creams and creamers, sour cream and cottage cheese.

In 2002, prices for raw milk and butter were very low. Although we cannot predict future raw material prices with precision, we do expect prices to increase in 2003.

In general, we change the prices that we charge our customers for our products on a monthly basis, as the costs of our raw materials fluctuate. However, there can be a lag between the time of a raw material cost increase or decrease and the effectiveness of a corresponding price change to our customers, and in some cases we are contractually or competitively restrained with respect to the means and timing of implementing price changes. Also, at some point price increases do erode our volumes. These factors can cause volatility in our earnings. Our sales and operating profit margins tend to fluctuate with the price of our raw materials.

Tax Rate

Our 2002 tax rate was approximately 36.4%. However, we believe that our effective tax rate will be approximately 38% for the next several years. Our 2002 tax rate was favorably impacted by the settlement of a contested income tax issue.

See "– Risk Factors" for a description of various other risks and uncertainties concerning our business.

Risk Factors

This report contains statements about our future that are not statements of historical fact. Most of these statements are found in this report under the subheading: Management's Discussion and Analysis of Financial Condition and Results of Operations. In some cases, you can identify these statements by terminology such as "may," "will," "should," "could," "expects," "seek to," "anticipates," "plans," "believes," "estimates," "intends," "predicts," "potential" or "continue" or the negative of such terms and other comparable terminology. These statements are only predictions, and in evaluating those statements, you should carefully consider the risks outlined below. Actual performance or results may differ materially and adversely.

Our Failure to Successfully Compete Could Adversely Affect Our Prospects and Financial Results

Our businesses are subject to significant competition based on a number of factors. Our failure to successfully compete against our competitors could have a material adverse effect on our business. Many of our competitors, especially those with nationally branded products that compete with our nationally branded products, have significantly greater resources than we do. Also, in many cases, those nationally branded products have significantly more name-recognition and longer histories of success.

The consolidation trend is continuing in the retail grocery and foodservice industries. As our customer base continues to consolidate, we expect competition to intensify as we compete for the business of fewer customers. As the consolidation continues, there can be no assurance that we will be able to keep our existing customers, or to gain new customers. Winning new customers is especially important to the growth of our Dairy Group, as demand tends to be relatively flat in the dairy industry.

Many of our Dairy Group retail customers have become increasingly price sensitive in the current economic environment and we have recently been subject to a number of intensely competitive bidding situations in our Dairy Group. The current competitive environment could result in margin erosion in our Dairy Group, or the loss of certain customers altogether. In 2002, we lost several key local and regional grocery customers as a result of pricing battles with our competitors. Loss of any of our largest customers could have a material adverse impact on our financial results. We do not have long-term contracts with many of our largest customers.

There are several large regional grocery chains that have captive dairy operations. As the consolidation of the grocery industry continues, we could be adversely affected if any one or more of our existing customers were to decide to establish captive dairy operations, or be sold to a chain with captive dairy operations. We could also be adversely affected by any expansion of capacity by our existing competitors or by new entrants in our markets.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Branding Efforts May Not Succeed

We have invested, and intend to continue to invest, significant resources toward the growth of our branded, value-added portfolio of products, particularly at our Morningstar/White Wave segment. We believe that sales of these products could be a significant source of growth for our business. However, the success of our efforts will depend on customer and consumer acceptance of our branded products, of which there can be no assurance. If our efforts do not succeed, we may not be able to continue to significantly increase sales or profit margins.

Changes in Raw Material and Other Input Costs Can Adversely Affect Us

The most important raw materials that we use in our operations are raw milk and bulk cream, and high density polyethylene resin. The prices of these materials increase and decrease based on supply and demand, and, in some cases, governmental regulation. Weather affects the available supply of raw milk and cream. Our Specialty Foods segment purchases cucumbers under seasonal grower contracts with a variety of growers located near our plants. Bad weather in one of the growing areas can damage or destroy the crop in that area. If we are not able to buy cucumbers from one of our local growers due to bad weather, we are forced to purchase cucumbers from non-local sources at substantially higher prices, which can have an adverse affect on Specialty Foods' results of operations. Our White Wave operating unit is also sensitive to adverse weather due to its reliance on soybeans. In many cases we are able to adjust our pricing to reflect changes in raw material costs. Volatility in the cost of our raw materials can adversely affect our performance as price changes often lag changes in costs. These lags tend to erode our profit margins. Extremely high raw material costs can also put downward pressure on our margins and our volumes. Although we cannot predict future changes in raw material costs, we do expect raw material prices to increase in 2003.

Because our Dairy Group delivers the majority of its products directly to customers through its "direct store delivery" system, we are a large consumer of fuel. Increases in fuel prices can adversely affect our results of operations. We are also a significant consumer of electricity, so any significant increase in energy prices could adversely affect our financial performance.

We Have Substantial Debt and Other Financial Obligations and We May Incur Even More Debt

We have substantial debt and other financial obligations and significant unused borrowing capacity.

We have pledged substantially all of our assets (including the assets of our subsidiaries) to secure our indebtedness. Our high debt level and related debt service obligations:

- require us to dedicate significant cash flow to the payment of principal and interest on our debt which reduces the funds we have available for other purposes,
- may limit our flexibility in planning for or reacting to changes in our business and market conditions,
- impose on us additional financial and operational restrictions, and
- expose us to interest rate risk since a portion of our debt obligations are at variable rates.

Our ability to make scheduled payments on our debt and other financial obligations depends on our financial and operating performance. Our financial and operating performance is subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond our control. A significant increase in interest rates could adversely impact our financial results. If we do not comply with the financial and other restrictive covenants under our credit facilities (see Note 10 to our Consolidated Financial Statements), we may default under them. Upon default, our lenders could accelerate the indebtedness under the facilities, foreclose against their collateral or seek other remedies.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Loss of Rights to Any of Our Licensed Brands Could Adversely Affect Us

We sell certain of our products under licensed brand names such as Hershey's®, Borden®, Pet®, Folgers®, Land-O-Lakes® and others. In some cases, we have invested, and intend to continue to invest, significant capital in product development and marketing and advertising related to these licensed brands. Should our rights to manufacture and sell products under any of these names be terminated for any reason, our financial performance and results of operations could be materially and adversely affected.

Negative Health Claims Could Adversely Affect Us

As a manufacturer of food products, positive or negative publicity or medical research regarding the health effects of the types of foods that we produce affects us.

For example, recent incidences of bovine spongiform encephalopathy ("BSE" or "mad cow disease") in other countries have raised public concern about the safety of eating beef and using or ingesting certain other animal-derived products. The World Health Organization, the U.S. Food and Drug Administration and the United States Department of Agriculture have all affirmed that BSE is not transmitted to milk. However, we are still subject to risk as a result of public perception that milk products may be affected by mad cow disease. To date, we have not seen any measurable impact on our milk sales resulting from concerns about mad cow disease. However, should public concerns about the safety of milk or milk products escalate as a result of further occurrences of mad cow disease or for any other reason, we could suffer a loss of sales, which could have a material and adverse affect on our financial results.

We May Be Subject to Product Liability Claims

We sell food products for human consumption, which involves risks such as:

- product contamination or spoilage,
- product tampering, and
- other adulteration of food products.

Consumption of an adulterated, contaminated or spoiled product may result in personal illness or injury. We could be subject to claims or lawsuits relating to an actual or alleged illness or injury, and we could incur liabilities that are not insured or that exceed our insurance coverages.

Although we maintain quality control programs designed to address food quality and safety issues, an actual or alleged problem with the quality, safety or integrity of our products at any of our facilities could result in:

- product withdrawals,
- product recalls,
- negative publicity,
- temporary plant closings, and
- substantial costs of compliance or remediation.

Any of these events could have a material and adverse effect on our financial condition, results of operations or cash flows.

Loss of or Inability to Attract Key Personnel Could Adversely Affect Our Business

Our success depends to a large extent on the skills, experience and performance of our key personnel. The loss of one or more of these persons could hurt our business. We do not maintain key man life insurance on any of our executive officers, directors or other employees. If we are unable to attract and retain key personnel, our business will be adversely affected.

Management's Discussion and Analysis of Financial Condition and Results of Operations

CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW COULD DETER TAKEOVER ATTEMPTS

Some provisions in our certificate of incorporation and bylaws could delay, prevent or make more difficult a merger, tender offer, proxy contest or change of control. Our stockholders might view any such transaction as being in their best interests since the transaction could result in a higher stock price than the current market price for our common stock. Among other things, our certificate of incorporation and bylaws:

- authorize our board of directors to issue preferred stock in series with the terms of each series to be fixed by our board of directors,
- divide our board of directors into three classes so that only approximately one-third of the total number of directors is elected each year,
- permit directors to be removed only for cause, and
- specify advance notice requirements for stockholder proposals and director nominations.

In addition, with certain exceptions, the Delaware General Corporation Law restricts mergers and other business combinations between us and any stockholder that acquires 15% or more of our voting stock.

We also have a stockholder rights plan. Under this plan, after the occurrence of specified events, our stockholders will be able to buy stock from us or our successor at reduced prices. These rights do not extend, however, to persons participating in takeover attempts without the consent of our board of directors. Accordingly, this plan could delay, defer, make more difficult or prevent a change of control.

Quantitative and Qualitative Disclosures About Market Risk

INTEREST RATE FLUCTUATIONS

In order to reduce the volatility of earnings that arises from changes in interest rates, we manage interest rate risk through the use of interest rate swap agreements. These swap agreements provide hedges for loans under our senior credit facility by limiting or fixing the LIBOR interest rates specified in the senior credit facility at the interest rates noted below until the indicated expiration dates.

These swaps have been designated as cash flow hedges against variable interest rate exposure. The following table summarizes our various interest rate swap agreements in effect as of December 31, 2002:

Fixed Interest Rates	Expiration Date	Notional Amounts (In millions)
6.23%	June 2003	$ 50
4.29% to 4.69%	December 2003	275
4.01% to 6.69%	December 2004	275
5.20% to 6.74%	December 2005	400
6.78%	December 2006	75

The following table summarizes our various interest rate agreements as of December 31, 2001:

Fixed Interest Rates	Expiration Date	Notional Amounts (In millions)
4.90% to 4.93%	December 2002	$275
6.07% to 6.24%	December 2002	325
6.23%	June 2003	50
6.69%	December 2004	100
6.69% to 6.74%	December 2005	100
6.78%	December 2006	75

In January 2003, we entered into forward starting swaps that begin in March 2003 with a notional amount of $400 million. These swaps all expire in December 2003 and the fixed interest rates range between 1.47% to 1.48%. These swaps have been designated as hedges against interest rate exposure on loans under our senior credit facility.

We have also entered into interest rate swap agreements that provide hedges for loans under Leche Celta's term loan. See Note 10 to our Consolidated Financial Statements. The following table summarizes these agreements as of December 31, 2002 and 2001:

Fixed Interest Rates	Expiration Date	Notional Amounts
5.54%	November 2003	9 million euros (approximately $9.4 million as of December 31, 2002 and $8.0 million as of December 31, 2001)
5.60%	November 2004	12 million euros (approximately $12.6 million as of December 31, 2002 and $10.7 million as of December 31, 2001)

We are exposed to market risk under these arrangements due to the possibility of interest rates on our credit facilities falling below the rates on our interest rate derivative agreements. We incurred $24 million of additional interest expense, net of taxes, during 2002 as a result of interest rates on our variable rate debt falling below the agreed-upon interest rate on our existing swap agreements. Credit risk under these arrangements is remote since the counterparties to our interest rate derivative agreements are major financial institutions.

A majority of our debt obligations are currently at variable rates. We have performed a sensitivity analysis assuming a hypothetical 10% adverse movement in interest rates. As of December 31, 2002 and 2001, the analysis indicated that such interest rate movement would not have a material effect on our financial position, results of operations or cash flows. However, actual gains and losses in the future may differ materially from that analysis based on changes in the timing and amount of interest rate movement and our actual exposure and hedges.

Foreign Currency

We are exposed to foreign currency risk due to operating cash flows and various financial instruments that are denominated in foreign currencies. Our most significant foreign currency exposure relates to the euro. At this time, we believe that potential losses due to foreign currency fluctuations would not have a material impact on our consolidated financial position, results of operations or operating cash flow.

Independent Auditor's Report

To the Board of Directors
Dean Foods Company
Dallas, Texas

We have audited the accompanying consolidated balance sheets of Dean Foods Company and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dean Foods Company and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142.

DELOITTE & TOUCHE LLP

Dallas, Texas
March 24, 2003

Consolidated Balance Sheets

(Dollars in thousands, except share data)	December 31, 2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 45,896	$ 74,730
Receivables, net of allowance for doubtful accounts of $34,317 and $28,151	656,938	752,503
Inventories	400,347	425,913
Deferred income taxes	158,337	127,215
Prepaid expenses and other current assets	49,628	58,106
Total current assets	1,311,146	1,438,467
Property, plant and equipment	1,628,424	1,611,358
Goodwill	3,035,417	2,860,984
Identifiable intangible and other assets	607,279	613,291
Assets of discontinued operations		167,797
Total	$6,582,266	$6,691,897
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$1,056,213	$1,035,326
Income taxes payable	38,488	32,635
Current portion of long-term debt	173,442	96,972
Total current liabilities	1,268,143	1,164,933
Long-term debt	2,554,482	2,971,525
Other long-term liabilities	236,915	196,189
Deferred income taxes	294,256	281,229
Liabilities of discontinued operations		17,536
Mandatorily redeemable convertible trust issued preferred securities (redemption value of $599,910 and $599,920 plus accrued dividends)	585,177	584,605
Commitments and contingencies (Note 20)		
Stockholders' equity:		
Preferred stock, none issued		
Common stock, 88,640,960 and 87,872,980 shares issued and outstanding, with a par value of $0.01 per share	886	879
Additional paid-in capital	979,557	961,705
Retained earnings	718,555	543,139
Accumulated other comprehensive loss	(55,705)	(29,843)
Total stockholders' equity	1,643,293	1,475,880
Total	$6,582,266	$6,691,897

See Notes to Consolidated Financial Statements.

Consolidated Statements of Income

(Dollars in thousands, except share data)	Years Ended December 31, 2002	2001	2000
Net sales	$8,991,464	$5,974,555	$5,499,712
Cost of sales	6,642,773	4,574,258	4,150,170
Gross profit	2,348,691	1,400,297	1,349,542
Operating costs and expenses:			
Selling and distribution	1,321,763	794,937	756,445
General and administrative	337,496	176,642	174,353
Amortization of intangibles	7,775	51,361	49,776
Plant closing costs	19,050	9,550	2,747
Other operating (income) expense		(17,306)	7,500
Total operating costs and expenses	1,686,084	1,015,184	990,821
Operating income	662,607	385,113	358,721
Other (income) expense:			
Interest expense, net	197,685	96,549	107,075
Financing charges on trust issued preferred securities	33,578	33,581	33,595
Equity in (earnings) loss of unconsolidated affiliates	7,899	23,620	(11,453)
Other (income) expense, net	2,660	4,817	(233)
Total other expense	241,822	158,567	128,984
Income from continuing operations before income taxes	420,785	226,546	229,737
Income taxes	152,988	83,114	89,711
Minority interest in earnings	46	31,431	29,911
Income from continuing operations	267,751	112,001	110,115
Loss on sale of discontinued operations, net of tax	(8,231)		
Income from discontinued operations, net of tax	879	3,592	3,636
Income before extraordinary gain (loss) and cumulative effect of accounting change	260,399	115,593	113,751
Extraordinary gain (loss)		(4,317)	4,968
Cumulative effect of accounting change	(84,983)	(1,446)	
Net income	$ 175,416	$ 109,830	$ 118,719
Basic earnings per common share:			
Income from continuing operations	$ 2.97	$ 1.99	$ 1.95
Income (loss) from discontinued operations	(.08)	.06	.07
Extraordinary gain (loss)		(.08)	.09
Cumulative effect of accounting change	(.94)	(.02)	
Net income	$ 1.95	$ 1.95	$ 2.11
Diluted earnings per common share:			
Income from continuing operations	$ 2.66	$ 1.81	$ 1.79
Income (loss) from discontinued operations	(.07)	.05	.05
Extraordinary gain (loss)		(.06)	.07
Cumulative effect of accounting change	(.78)	(.02)	
Net income	$ 1.81	$ 1.78	$ 1.91
Average common shares – Basic	90,020,849	56,302,796	56,390,086
Average common shares – Diluted	108,775,936	73,784,148	73,342,528

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(Dollars in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total Stockholders' Equity	Comprehensive Income
Balance, December 31, 1999	58,575,116	$586	$275,234	$314,590	$ (6,438)	$ 583,972	
Issuance of common stock	2,559,912	26	39,314			39,340	
Purchase and retirement of treasury stock	(6,563,730)	(66)	(148,460)			(148,526)	
Net income				118,719		118,719	$118,719
Other comprehensive income (Note 13):							
Cumulative translation adjustment					5,327	5,327	5,327
Comprehensive income							$124,046
Balance, December 31, 2000	54,571,298	546	166,088	433,309	(1,111)	598,832	
Issuance of common stock	2,629,294	26	62,616			62,642	
Purchase and retirement of treasury stock	(246,668)	(3)	(6,055)			(6,058)	
Net income				109,830		109,830	$109,830
Acquisition of Dean Foods Company	30,919,056	310	739,056			739,366	
Other comprehensive income (Note 13):							
Cumulative effect of accounting change					(6,403)	(6,403)	(6,403)
Change in fair value of derivative instruments					(9,438)	(9,438)	(9,438)
Reclassification of minority interest portion of derivative fair values					(10,033)	(10,033)	(10,033)
Cumulative translation adjustment					(2,232)	(2,232)	(2,232)
Minimum pension liability adjustment					(626)	(626)	(626)
Comprehensive income							$ 81,098
Balance, December 31, 2001	87,872,980	879	961,705	543,139	(29,843)	1,475,880	
Issuance of common stock	3,518,780	35	88,596			88,631	
Reclassification of Old Dean stock option liability			30,461			30,461	
Purchase and retirement of treasury stock	(2,750,800)	(28)	(101,205)			(101,233)	
Net income				175,416		175,416	$175,416
Other comprehensive income (Note 13):							
Change in fair value of derivative instruments					(46,803)	(46,803)	(46,803)
Amounts reclassified to income statement related to derivatives					24,014	24,014	24,014
Cumulative translation adjustment					8,408	8,408	8,408
Minimum pension liability adjustment					(11,481)	(11,481)	(11,481)
Comprehensive income							$149,554
Balance, December 31, 2002	88,640,960	$886	$979,557	$718,555	$(55,705)	$1,643,293	

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(Dollars in thousands)	Years Ended December 31, 2002	2001	2000
Cash flows from operating activities:			
Net income	$175,416	$ 109,830	$ 118,719
Income from discontinued operations	(879)	(3,592)	(3,636)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	173,994	145,898	135,872
(Gain) loss on disposition of assets	4,586	(46,270)	879
Minority interest	120	51,402	52,187
Equity in (earnings) loss of unconsolidated affiliates	7,899	23,620	(11,453)
Loss on sale of discontinued operations	8,231		
Extraordinary (gain) loss		4,317	(4,968)
Cumulative effect of accounting change	84,983	1,446	
Write-down of impaired assets	11,253	6,812	394
Deferred income taxes	75,605	44,454	50,973
Other	2,719	2,402	1,265
Changes in operating assets and liabilities, net of acquisitions:			
Receivables	99,775	(3,199)	(40,360)
Inventories	18,167	(4,703)	(16,227)
Prepaid expenses and other assets	(943)	(17,137)	3,433
Accounts payable and accrued expenses	(51,193)	(16,929)	4,501
Income taxes	32,884	6,875	(1,283)
Net cash provided by continuing operations	642,617	305,226	290,296
Net cash provided by discontinued operations	13,147	2,701	10,680
Net cash provided by operating activities	655,764	307,927	300,976
Cash flows from investing activities:			
Net additions to property, plant, and equipment	(241,982)	(131,210)	(124,526)
Cash outflows for acquisitions and investments	(222,149)	(1,146,077)	(335,956)
Net proceeds from divestitures	148,313		89,037
Proceeds from sale of fixed assets	6,765	2,683	3,276
Net cash used in continuing operations	(309,053)	(1,274,604)	(368,169)
Net cash used in discontinued operations	(5,138)	(5,896)	(12,084)
Net cash used in investing activities	(314,191)	(1,280,500)	(380,253)
Cash flows from financing activities:			
Proceeds from issuance of debt	637,500	2,203,725	1,284,492
Repayment of debt	(992,797)	(1,173,335)	(947,443)
Payments of deferred financing, debt restructuring and merger costs	(2,887)	(47,125)	(12,014)
Distributions to minority interest holders		(10,363)	(16,438)
Issuance of common stock, net of expenses	74,988	50,599	28,514
Redemption of common and preferred stock	(87,211)	(6,058)	(148,526)
Redemption of trust issued preferred securities			(100,055)
Net cash provided by (used in) financing activities	(370,407)	1,017,443	88,530
Increase (decrease) in cash and cash equivalents	(28,834)	44,870	9,253
Cash and cash equivalents, beginning of period	74,730	29,860	20,607
Cash and cash equivalents, end of period	$ 45,896	$ 74,730	$ 29,860

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Basis of Presentation – Our Consolidated Financial Statements include the accounts of our wholly-owned and majority-owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

Use of Estimates – The preparation of our Consolidated Financial Statements in conformity with generally accepted accounting principles requires us to use our judgment to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates under different assumptions or conditions.

Cash Equivalents – We consider temporary cash investments with a remaining maturity of three months or less to be cash equivalents.

Inventories – Inventories are stated at the lower of cost or market. Dairy and certain specialty products are valued on the first-in, first-out ("FIFO") method while our pickle inventories are valued using the last-in, first-out ("LIFO") method. The costs of finished goods inventories include raw materials, direct labor and indirect production and overhead costs.

Property, Plant and Equipment – Property, plant and equipment are stated at acquisition cost, plus capitalized interest on borrowings during the actual construction period of major capital projects. Also included in property, plant and equipment are certain direct costs related to the implementation of computer software for internal use. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets, as follows:

Asset	Useful Life
Buildings and improvements	Seven to 40 years
Machinery and equipment	Three to 20 years

Impairment tests are performed when circumstances indicate that the carrying value may not be recoverable. Capitalized leases are amortized over the shorter of their lease term or their estimated useful lives. Expenditures for repairs and maintenance which do not improve or extend the life of the assets are expensed as incurred.

Intangible and Other Assets – Prior to January 1, 2002, intangibles were amortized over their related estimated useful lives as follows:

Asset	Useful Life
Goodwill	Straight-line method over 25 to 40 years
Identifiable intangible assets:	
Customer lists	Straight-line method over seven to ten years
Customer supply contracts	Straight-line method over the terms of the agreements
Trademarks/trade names	Straight-line method over ten to 40 years
Noncompetition agreements	Straight-line method over the terms of the agreements
Patents	Straight-line method over fifteen years
Deferred financing costs	Interest method over the terms of the related debt

Effective January 1, 2002, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, goodwill and other intangible assets determined to have indefinite useful lives are no longer amortized. Instead, we will now conduct annual impairment tests on our goodwill, trademarks and other intangible assets with indefinite lives. To determine whether an impairment exists, we use a present value technique. Upon adoption of SFAS No. 142, we conducted transitional impairment tests and recorded certain impairments. Impairment tests are performed when circumstances indicate that the carrying value may not be recoverable. See Note 7.

Notes to Consolidated Financial Statements

Foreign Currency Translation – The financial statements of our foreign subsidiaries are translated to U.S. dollars in accordance with the provisions of SFAS No. 52, "Foreign Currency Translation." The functional currency of our foreign subsidiaries is generally the local currency of the country. Accordingly, assets and liabilities of the foreign subsidiaries are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at the average rates prevailing during the year. Changes in exchange rates, which affect cash flows and the related receivables or payables are recognized as transaction gains and losses in the determination of net income. The cumulative translation adjustment in stockholders' equity reflects the unrealized adjustments resulting from translating the financial statements of our foreign subsidiaries.

Minority Interest in Subsidiaries – Minority interest in results of operations of consolidated subsidiaries represents the minority shareholders' share of the income or loss of various consolidated subsidiaries. The minority interest in the consolidated balance sheet reflects the original investment by these minority shareholders in these consolidated subsidiaries, along with their proportional share of the earnings or losses of these subsidiaries less any cash distributions made. At December 31, 2002, there were no outstanding minority interests.

Employee Stock-Based Compensation – We measure compensation expense for our stock-based employee compensation plans using the intrinsic value method and provide the required pro forma disclosures of the effect on net income and earnings per share as if the fair value-based method had been applied in measuring compensation expense.

We have elected to follow Accounting Principles Board Opinion No. 25 and related interpretations in accounting for our stock options. All options granted to date have been to employees, officers or directors. Accordingly, no compensation expense has been recognized since stock options granted were at exercise prices which approximated or exceeded market value at the grant date. Had compensation expense been determined for stock option grants using fair value methods provided for in SFAS No. 123, Accounting for Stock-Based Compensation, our pro forma net income and net income per common share would have been the amounts indicated below:

	Year Ended December 31		
(In thousands, except share data)	2002	2001	2000
Net income, as reported	$175,416	$109,830	$118,719
Less: Stock based employee compensation, net of income tax expense	44,620	17,621	14,447
Pro forma net income	$130,796	$ 92,209	$104,272
Net income per share:			
Basic – as reported	$ 1.95	$ 1.95	$ 2.11
– pro forma	1.45	1.64	1.85
Diluted – as reported	1.81	1.78	1.91
– pro forma	$ 1.40	$ 1.54	$ 1.72
Stock option share data:			
Stock option granted during period	5,140,292	2,488,300	2,733,800
Weighted average option fair value	$ 14.98[1]	$ 11.15[2]	$ 10.29[3]

(1) Calculated in accordance with the Black-Scholes option pricing model, using the following assumptions: expected volatility of 38%, expected dividend yield of 0%, expected option term of seven years and risk-free rates of return as of the date of grant ranging from 4.09% to 4.87% based on the yield of seven-year U.S. Treasury securities.

(2) Calculated in accordance with the Black-Scholes option pricing model, using the following assumptions: expected volatility of 40%, expected dividend yield of 0%, expected option term of seven years and risk-free rates of return as of the date of grant ranging from 4.51% to 5.19% based on the yield of seven-year U.S. Treasury securities.

(3) Calculated in accordance with the Black-Scholes option pricing model, using the following assumptions: expected volatility of 40%; expected dividend yield of 0%; expected option term of four to ten years and risk-free rates of return as of the date of grant ranging from 6.03% to 6.74% based on the yield of seven-year U.S. Treasury securities.

Revenue Recognition and Accounts Receivable – Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, the product has been shipped to the customer and there is a reasonable assurance of collection of the sales proceeds. Revenue is reduced by sales incentives that are recorded by estimating expense based on our historical experience. We provide credit terms to customers generally ranging up to 30 days, perform ongoing credit evaluation of our customers and maintain allowances for potential credit losses based on historical experience.

Notes to Consolidated Financial Statements

Income Taxes – All of our wholly-owned U.S. operating subsidiaries are included in our consolidated tax return. In addition, our proportional share of the operations of our former majority-owned subsidiaries and certain of our equity method affiliates, which are organized as limited liability companies or limited partnerships, are also included in our consolidated tax return. Our foreign subsidiaries are required to file separate income tax returns in their local jurisdictions. Certain distributions from these subsidiaries are subject to U.S. income taxes; however, available tax credits of these subsidiaries may reduce or eliminate these U.S. income tax liabilities.

Deferred income taxes are provided for temporary differences between amounts recorded in the Consolidated Financial Statements and tax bases of assets and liabilities using currently enacted current tax rates. Deferred tax assets, including the benefit of net operating loss carry-forwards, are evaluated based on the guidelines for realization and may be reduced by a valuation allowance if deemed necessary.

Advertising Expense – Advertising expense is comprised of media, agency and production expenses. Advertising expenses are charged to income during the period incurred, except for expenses related to the development of a major commercial or media campaign which are charged to income during the period in which the advertisement or campaign is first presented by the media. Advertising expenses charged to income totaled $91.1 million in 2002, $41.1 million in 2001 and $62.2 million in 2000. Additionally, prepaid advertising costs were $4.9 million and $2.1 million at December 31, 2002 and 2001, respectively.

Insurance Accruals – We retain selected levels of property and casualty risks; primarily related to employee health care, workers' compensation claims and other casualty losses. Many of these potential losses are covered under conventional insurance programs with third party carriers with high deductible limits. In other areas, we are self-insured with stop-loss coverages. Accrued liabilities for incurred but not reported losses related to these retained risks are calculated based upon loss development factors provided by external insurance brokers and actuaries.

Comprehensive Income – We consider all changes in equity from transactions and other events and circumstances, except those resulting from investments by owners and distributions to owners, to be comprehensive income.

Stock Split – On February 21, 2002, our Board of Directors declared a two-for-one split of our common stock, which entitled shareholders of record on April 8, 2002 to receive one additional share of common stock for each share held on that date. The new shares were issued after the market closed on April 23, 2002. All of the share numbers in our Consolidated Financial Statements have been adjusted for all periods to reflect the stock split.

Recent Adoptions of New Accounting Pronouncements – The Emerging Issues Task Force's ("EITF") Issue No. 00-14, "Accounting for Certain Sales Incentives," became effective for us in the first quarter of 2002. This Issue addresses the recognition, measurement and income statement classification of sales incentives that have the effect of reducing the price of a product or service to a customer at the point of sale. Our historical practice for recording sales incentives within the scope of this Issue, which has been to record estimated coupon expense based on historical coupon redemption experience, is consistent with the requirements of this Issue. Therefore, our adoption of this Issue had no impact on our Consolidated Financial Statements.

We adopted EITF Issue No. 01-09, "Accounting for Consideration Given By a Vendor to a Customer" in the first quarter of 2002. Under this Issue, certain consideration paid to our customers (such as slotting fees) is required to be classified as a reduction of revenue, rather than recorded as an expense. Adoption of this Issue required us to reduce reported revenue and selling and distribution expense for the years ended December 31, 2001 and 2000 by $33.7 million and $29.9 million, respectively. There was no change, however, in reported net income.

In June 2001, FASB issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 addresses financial accounting and reporting for business combinations. Under the new standard, all business combinations entered into after June 30, 2001 are required to be accounted for by the purchase method. We have applied, and will continue to apply, the provisions of SFAS No. 141 to all business combinations completed after June 30, 2001. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. We adopted SFAS No. 142 in the first quarter of 2002. See Note 7. SFAS No. 142 also requires that recognized intangible assets with finite lives be amortized over their respective estimated useful lives. As part of the adoption, we re-assessed the useful lives and residual values of all recognized intangible assets.

FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" in August 2001 and it became effective for us in the first quarter of 2002. SFAS No. 144, which supercedes SFAS No. 121, provides a single, comprehensive accounting model for impairment and disposal of long-lived assets and discontinued operations. Our adoption of this standard did not have a material impact on our Consolidated Financial Statements.

Recently Issued Accounting Pronouncements – In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which the associated legal obligation for the liability is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized over the useful life of the asset. SFAS No. 143 became effective for us in 2003. We do not expect the adoption of this pronouncement to have a material impact on our Consolidated Financial Statements.

SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections," was issued in April 2002 and is applicable to fiscal years beginning after May 15, 2002. One of the provisions of this technical statement is the rescission of SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," whereby any gain or loss on the early extinguishment of debt that was classified as an extraordinary item in prior periods in accordance with SFAS No. 4, which does not meet the criteria of an extraordinary item as defined by APB Opinion 30, must be reclassified. Adoption of this standard will require us to reclassify extraordinary losses previously reported from the early extinguishment of debt as a component of "other expense". For the year ended December 31, 2001, we recorded an extraordinary loss of $4.3 million, net of an income tax benefit of $3.0 million in connection with the early extinguishment of debt.

In June 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, and is effective for exit or disposal activities that are initiated after December 31, 2002. Our adoption of this standard will change the timing of the recognition of certain charges associated with exit and disposal activities.

On December 31, 2002 FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148 which is effective for fiscal years ending after December 15, 2002 provides alternative methods of transition for a voluntary change to the fair value based method and requires more prominent and more frequent disclosures in the financial statements about the effects of stock-based compensation. At this time, we have elected not to adopt the voluntary expense recognition provisions of SFAS No. 123.

In November 2002, FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 clarifies the requirements of SFAS No. 5 "Accounting for Contingencies," relating to the guarantor's accounting for and disclosures of certain guarantees issued. FIN No. 45 requires disclosure of guarantees. It also requires liability recognition for the fair value of guarantees made after December 31, 2002. We will adopt the liability recognition requirements of FIN No. 45 effective January 1, 2003, and we do not expect the adoption to have a material effect on our Consolidated Financial Statements.

In January 2003, FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or in which equity investors do not bear the residual economic risks. The interpretation applies to variable interest entities ("VIEs") created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. It applies in the fiscal or interim period beginning after June 15, 2003, to VIEs in which an enterprise holds a variable interest that was acquired before February 1, 2003. We currently utilize special purpose limited liability entities to facilitate our receivable-backed loan and our trust-issued preferred securities. Since their formations, these entities have been consolidated in our financial statements for financial reporting purposes. Therefore, FIN No. 46 will have no impact on our Consolidated Financial Statements.

Reclassifications – Certain reclassifications have been made to conform the prior years' Consolidated Financial Statements to the current year classifications.

2. Acquisitions, Divestitures, and Discontinued Operations

General – In total, we completed the acquisitions of 12 businesses during 2002, 2001 and 2000, which included the following acquisitions that were significant at the time of completion:

Date	Company	Purchase Price (In thousands)
December 2001	Dean Foods Company	$1,740,589
January 2000	Southern Foods Group	435,606

These acquisitions and the other businesses acquired were funded with cash flows from operations, borrowings under our credit facility, and the issuance in 2001 of 30,919,056 shares of our common stock with a fair market value of $739.4 million.

All acquisitions were accounted for using the purchase method of accounting as of their respective acquisition dates, and accordingly, only the results of operations of the acquired companies subsequent to their respective acquisition dates are included in our Consolidated Financial Statements. At the acquisition date, the purchase price was allocated to assets acquired, including identifiable intangibles, and liabilities assumed based on their fair market values. The excess of the total purchase prices over the fair values of the net assets acquired represented goodwill. In connection with the acquisitions, assets were acquired and liabilities were assumed as follows:

	Year Ended December 31		
(In thousands)	2002	2001	2000
Purchase prices:			
Cash paid, net of cash acquired	$206,307[1]	$1,146,077	$331,543
Cash acquired in acquisitions	17,870	15,060	6,327
Common stock issued		739,366	
Existing equity investment	67,292		
Subsidiary preferred and common securities issued and minority partnership interests			340,336
Operations of 11 plants		287,989	
Total purchase prices	291,469	2,188,492	678,206
Fair values of net assets acquired:			
Assets acquired	214,942	2,283,882	473,648
Liabilities assumed	(29,172)	(1,511,436)	(187,907)
Total fair value of net assets acquired	185,770	772,446	285,741
Goodwill	$105,699	$1,416,046	$392,465

(1) An additional $15.8 million was paid in 2002 as part of the Old Dean acquisition.

Acquisition of White Wave – On May 9, 2002, we acquired the 64% equity interest in White Wave, Inc. that we did not already own. White Wave, based in Boulder, Colorado, is the maker of *Silk*® soymilk and other soy-based products, and had sales of approximately

$125 million during the 12 months ended March 31, 2002. Prior to May 9, we owned approximately 36% of White Wave, as a result of certain investments made by Old Dean beginning in 1999. We purchased the remaining 64% equity interest for a total price of approximately $192.8 million. Existing management of White Wave has remained in place after the acquisition. We have agreed to pay White Wave's management team an incentive bonus based on achieving certain sales growth targets by March 2004. The bonus amount will vary depending on the level of two-year cumulative sales White Wave achieves by the end of March 2004, and is anticipated to range between $35 million and $40 million. Amounts expected to be payable under the bonus plan are expensed each quarter based on White Wave's performance during the quarter. See Note 20. For financial reporting purposes, White Wave's financial results are aggregated with Morningstar Foods' financial results.

Acquisition of Marie's – On May 17, 2002, we bought the assets of Marie's Quality Foods, Marie's Dressings, Inc. and Marie's Associates, makers of *Marie's*® brand dips and dressings in the western United States, for an aggregate purchase price of approximately $23.5 million. Prior to the acquisition, we licensed the *Marie's* brand to Marie's Quality Foods and Marie's Dressings, Inc. for use in connection with the manufacture and sale of dips and dressings in the western United States. As a result of this acquisition, our Morningstar/White Wave segment is now the sole owner, manufacturer and marketer of Marie's brand products nationwide.

Acquisition of Dean Foods Company – On December 21, 2001, we completed our acquisition of Dean Foods Company ("Old Dean"). Old Dean is now our wholly-owned subsidiary. Immediately upon completion of the transaction, Old Dean changed its name to Dean Holding Company and we changed our name to Dean Foods Company. As a result of the transaction, each share of common stock of Old Dean was converted into 0.858 shares of our common stock and the right to receive $21.00 in cash. The aggregate purchase price recorded was $1.7 billion, including $756.8 million of cash paid to Old Dean stockholders and common stock valued at $739.4 million. The value of the approximately 31 million common shares issued was determined based on the average market price of our common stock during the period from April 2 through April 10, 2001 (the merger was announced on April 5, 2001). In addition, each of the options to purchase Old Dean's common stock outstanding on December 21, 2001 was converted into an option to purchase 1.504 shares of our stock. As discussed below, the holders of these options had the right, during the ninety day period following the acquisition, to surrender their stock options to us, in lieu of exercise, in exchange for a cash payment.

We decided to acquire Old Dean for the above-described consideration after considering a number of factors, including:

- The acquisition would result in us becoming the first truly national dairy and specialty foods company with the geographic reach, management depth and product mix necessary to meet the needs of large customers, who can especially benefit from the added services, convenience and value that a national dairy company can provide;
- Combining our businesses would enable us to reduce our costs by pursuing economies of scale in purchasing, product development and manufacturing, and by eliminating duplicative costs; and
- Increasing our scale would provide us with greater resources to invest in marketing and innovation.

Also on December 21, 2001, in connection with our acquisition of Old Dean, we purchased Dairy Farmers of America's ("DFA") 33.8% stake in our Dairy Group for consideration consisting of: (1) approximately $145.4 million in cash, and (2) the operations of eleven plants (including seven of our plants and four of Old Dean's plants) located in nine states where we and Old Dean had overlapping operations. Also in connection with the transaction, we delivered a contingent promissory note in the original principal amount of $40 million to secure our obligation to renew certain of our milk supply agreements with DFA until 2021, and we agreed to a liquidated damages provision which provides that if we do not, within a specified period following the completion of our acquisition of Old Dean, offer DFA the right to supply raw milk to certain of the Old Dean dairy plants, we could be required to pay liquidated damages. See Note 20 for further discussion of these obligations. As a result of this transaction, we now own 100% of our Dairy Group.

In connection with the merger, we entered into a new credit facility and expanded our receivables-backed loan facility. We used the proceeds from the credit facility and receivables-backed loan facility to fund the cash portion of the merger consideration and the acquisition of DFA's minority interest, to refinance certain indebtedness and to pay certain transaction costs. See Note 10.

Old Dean's operations and the acquisition of DFA's minority interest are reflected in our consolidated financial statements after December 21, 2001.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition of Old Dean, and includes the effects of divesting four Old Dean plants.

(In thousands)	At December 21, 2001
Current assets	$ 694,453
Property, plant, and equipment	725,258
Intangible assets	236,978
Goodwill	1,515,267
Other assets	79,945
Total assets acquired	3,251,901
Current liabilities	540,458
Other liabilities	285,209
Long-term debt	685,645
Total liabilities assumed	1,511,312
Net assets acquired	$1,740,589

Of the approximately $237 million of acquired intangible assets, approximately $206.5 million was assigned to trademarks and trade names that are not subject to amortization and approximately $30.5 million was assigned to customer contracts that have a weighted-average useful life of approximately 17 years.

The approximately $1.52 billion of goodwill was assigned to Old Dean's Dairy Group, NRP and Specialty segments in the amounts of $1.01 billion, $215 million and $290 million, respectively. None of the goodwill is expected to be deductible for tax purposes.

The final allocation of the purchase price to the fair values of assets and liabilities of Old Dean and the related business integration plans was completed in the fourth quarter of 2002. This final allocation process increased goodwill by approximately $55.4 million, primarily as a result of the final determination of the fair values of depreciable tangible assets and business integration plans.

The purchase price allocation of Old Dean included a liability for payment obligations to Old Dean employees related to Old Dean stock options as a result of the change in control of Old Dean. Under Old Dean's stock option agreements, upon a change in control, employees had the right to surrender their stock options to us, in lieu of exercise, in exchange for a cash payment during the ninety day period following the change in control. The required cash payment varied depending on the type of stock option and the grant date with certain stock options requiring a cash payment equal to the difference between the exercise price and the highest closing price of our stock during the sixty day period beginning thirty days before and ending 30 days after the completion of the change in control transaction, and certain of the stock option agreements required a tax gross-up payment upon surrender. Cash payments of approximately $44.2 million were made. At the conclusion of the surrender period, the remaining liability of approximately $30.5 million was transferred to stockholders' equity as the underlying stock options remained outstanding.

We also incurred a change in control obligation of approximately $4.9 million for payments to 18 officers under Old Dean's long-term incentive plan and transition bonuses to 5 officers of Old Dean, both of which became earned and payable upon consummation of the merger; and severance obligations of approximately $17.5 million related to the termination of certain employees and officers of Old Dean as a result of the decision to eliminate certain Old Dean administrative functions.

Notes to Consolidated Financial Statements

The unaudited results of operations on a pro forma basis for the year ended December 31, 2001 and 2000 as if the acquisition of Old Dean, and the purchase of DFA's minority interest (including the divestiture of the 11 plants transferred in partial consideration of that interest) had occurred as of the beginning of 2000 are as follows:

(In thousands, except share data)	Year Ended December 31 2001	2000
Net sales	$10,058,288	$9,239,049
Income from continuing operations before taxes	289,058	296,079
Net income from continuing operations	178,411	182,702
Earnings per share from continuing operations:		
Basic	$ 2.07	$ 2.10
Diluted	$ 1.93	$ 1.96

Acquisition of Minority Interest in Spanish Operations – In August of 2001, we purchased the 25% minority interest in Leche Celta, our Spanish dairy processor, for approximately $12.6 million. We funded this purchase with cash flow from operations.

Other Acquisitions – In January 2002, we bought a milk plant in Fort Worth, Texas, and in December 2002, we completed the purchase of an ice cream plant in Denver, Colorado.

Divestitures – In order to more closely align both our assets and our management resources with our strategic direction, part of our strategy in 2002 has been to divest certain assets. During 2002, we completed the sale of three non-core businesses acquired as part of Old Dean's Specialty Foods division. On January 4, 2002, we completed the sale of the stock of DFC Transportation Company, a contract hauler. On February 7, 2002, we completed the sale of the assets related to a boiled peanut business, and on October 11, 2002, we completed the sale of EBI Foods Limited, a U.K.-based manufacturer of powdered food coatings. Net proceeds from the sale of these three businesses totaled approximately $28.9 million.

Discontinued Operations – On December 30, 2002 we sold our operations in Puerto Rico for a net price of approximately $119.4 million. In accordance with generally accepted accounting principles, our financial statements have been restated to reflect our former Puerto Rico business as a discontinued operation.

Revenues and income before taxes generated by our Puerto Rico operations were as follows:

(In thousands)	2002	Year Ended December 31 2001	2000
Net sales	$221,908	$220,451	$226,661
Income before tax[1]	1,762	4,213	4,229

(1) Corporate interest expense of $5.5 million, $5.1 million and $5.9 million in 2002, 2001 and 2000, respectively, was allocated to our Puerto Rico operations based on the ratio of our investment in them to total debt and equity.

Major classes of assets and liabilities of our Puerto Rico operations included in Assets and Liabilities of Discontinued Operations at December 31, 2001 (in thousands) were as follows:

Current assets	$43,718
Non-current assets	124,079
Current liabilities	9,082
Non-current liabilities	8,455

All intercompany revenues and expenses have been appropriately eliminated in the tables above.

In the first quarter of 2002 we recognized an impairment charge of $37.7 million related to the goodwill of our Puerto Rico operations in accordance with our implementation of SFAS No. 142 "Goodwill and Other Intangible Assets." This loss is reflected as a cumulative change in accounting principle in our Consolidated Financial Statements.

3. Extraordinary Gains and Losses

On December 21, 2001, simultaneously with our acquisition of Old Dean, we replaced our former credit facilities with a new credit facility. As a result, we recognized a $4.3 million extraordinary loss, net of an income tax benefit of $3 million, for the write-off of deferred financing costs related to the early retirement of our former credit facilities.

During the first quarter of 2000, we recognized a $5 million extraordinary gain, net of income tax expense of $2.8 million, which included the following items related to the early extinguishment of our previous senior credit facility:

- A $6.5 million gain, net of income tax expense of $3.6 million, for interest rate derivatives which became unhedged and were marked to fair market value, and
- A $1.5 million loss, net of an income tax benefit of $0.8 million, for the write-off of deferred financing costs.

4. Investing in Unconsolidated Affiliates

Investment in Consolidated Container Company – We own a minority interest in Consolidated Container Company ("CCC"), one of the nation's largest manufacturers of rigid plastic containers and our largest supplier of plastic bottles and bottle components. We have owned our minority interest since July 1999 when we sold our U.S. plastic packaging operations to CCC.

Since July 2, 1999, our investment in CCC has been accounted for under the equity method of accounting. During 2001, due to a variety of operational difficulties, CCC consistently reported operating results that were significantly weaker than expected, which resulted in significant losses in the third and fourth quarters. As a result, by late 2001, CCC had become unable to comply with the financial covenants contained in its credit facility. We concluded that our investment was impaired and that the impairment was not temporary, and wrote off our remaining investment during the fourth quarter of 2001. Accordingly, our investment in CCC was recorded at $0 at December 31, 2001.

In February 2002, CCC's lenders agreed to restructure CCC's credit agreement to modify the financial covenants, subject to the agreement of CCC's primary shareholders to guarantee certain of CCC's indebtedness. Because CCC is an important and valued supplier of ours, and in order to protect our interest in CCC, we agreed to provide a limited guarantee of up to $10 million of CCC's revolving credit indebtedness. By late 2002, CCC was again unable to comply with the terms of its credit agreement. CCC's lenders agreed to again restructure CCC's credit agreement to relax the terms, subject to the agreement of CCC's primary shareholders to provide a total of $35 million of additional debt financing to CCC. In the fourth quarter of 2002, we agreed to loan CCC $10 million of the $35 million in additional financing, in exchange for cancellation of our pre-existing $10 million guaranty and the receipt of additional equity. Vestar Capital Partners, majority owner of CCC, loaned CCC the remaining $25 million. Our loan to CCC is due on December 31, 2007 (or upon the earlier payment in full of CCC's senior debt) and is secured by a subordinate lien on certain of CCC's assets. The loan is not scheduled to be repaid until after CCC's senior debt has been paid. Therefore, our right to enforce payment of the loan is limited prior to payment in full of CCC's senior debt. The loan bears interest at the prime rate plus 2.25%, or the eurodollar rate plus 3.25%, at CCC's option. Upon maturity of the loan, we will be entitled to receive a $400,000 fee, plus an additional fee in respect of the unpaid principal amount of the loan from January 10, 2003 to the maturity date of the loan, computed at an annual rate of 11.3%. Because our participation in this transaction was not in proportion to our ownership interest in CCC, our ownership interest was diluted from approximately 43% to approximately 40%. On a fully-diluted basis, our interest is approximately 36%.

Because we made the $10 million loan to CCC, generally accepted accounting principles required us to recognize a portion of CCC's 2002 losses, up to the amount of the loan. The loan was written off in its entirety in the fourth quarter of 2002. Accordingly, our investment in CCC was recorded at $0 at December 31, 2002. Our equity in earnings (loss) included in our consolidated statement of income for 2002, 2001 and 2000 was $(10.0) million, $(23.7) million and $11.3 million, respectively.

Approximately 5% of CCC is owned indirectly by Alan Bernon, a member of our Board of Directors, and his brother Peter Bernon. Pursuant to our agreements with Vestar, we control two of the seven seats on CCC's Management Committee. We have long-term supply agreements with CCC to purchase certain of our requirements for plastic bottles and bottle components from CCC. In 2002, we spent approximately $128.7 million on products purchased from CCC.

Investment in Horizon Organic – As of December 31, 2002 and 2001 we had an approximately 13% interest in Horizon Organic Holding Company, one of America's largest organic food companies. We account for this investment under the equity method of accounting. We believe that we have the ability to influence the operating policies of Horizon given the size of our investment and the fact that we control one seat on their Board. Horizon's common stock is traded on the Nasdaq under the symbol "HCOW." The quoted stock price ranged from $12.29 to $18.70 during 2002. The closing stock price on December 31, 2002 was $16.19 per share, resulting in a market value of our investment of $21.7 million. Our investment in Horizon at December 31, 2002, 2001 and 2000 was $16.4 million, $16.5 million and $16.4 million, respectively, and our equity in earnings included in our consolidated statement of income for 2002, 2001 and 2000 was a loss of $0.1 million, income of $0.1 million, and income of $0.2 million, respectively.

Investment in White Wave – From December 21, 2001 to May 9, 2002, we owned a 36% interest in White Wave, Inc., maker of *Silk*® and *White Wave*®. This investment was made by Old Dean prior to our acquisition of Old Dean. On May 9, 2002, we acquired the remaining equity interest in White Wave and began consolidating White Wave's results with our financial results.

Investment in Momentx – As of December 31, 2002 and 2001 we had an approximately 16% interest in Momentx, Inc. Our investment in Momentx at both December 31, 2002 and 2001 was $1.2 million. Momentx is the owner and operator of dairy.com, an online vertical exchange dedicated to the dairy industry. We account for this investment under the cost method of accounting. During 2001, we recorded an impairment charge on this investment of $3.6 million in "Other (income) expense, net" to reflect the current value of our equity stake based on their latest financing.

5. Inventories

	Year Ended December 31	
(In thousands)	**2002**	**2001**
Raw materials and supplies	$151,179	$148,940
Finished goods	249,168	276,973
Total	$400,347	$425,913

Approximately $97.3 million and $131.7 million of our inventory was accounted for under the last-in, first-out (LIFO) method of accounting at December 31, 2002 and 2001, respectively. There was no material excess of current cost over the stated value of last-in, first-out inventories at either date.

Notes to Consolidated Financial Statements

6. Property, Plant and Equipment

(In thousands)	Year Ended December 31 2002	2001
Land	$ 145,978	$ 140,612
Buildings and improvements	569,001	500,773
Machinery and equipment	1,391,114	1,297,829
	2,106,093	1,939,214
Less accumulated depreciation	(477,669)	(327,856)
Total	$1,628,424	$1,611,358

For 2002 and 2001, we capitalized $1.5 million and $3.2 million in interest, respectively, related to borrowings during the actual construction period of major capital projects, which is included as part of the cost of the related asset.

7. Intangible Assets

On January 1, 2002 we adopted SFAS No. 142, which requires, among other things, that goodwill and other intangible assets with indefinite lives no longer be amortized, and that recognized intangible assets with finite lives be amortized over their respective useful lives. As required by SFAS No. 142, our results for the years ended December 31, 2001 and 2000 have not been restated. The following sets forth a reconciliation of net income and earnings per share information for the years ended December 31, 2002, 2001 and 2000 eliminating amortization of goodwill and intangible assets with indefinite lives.

(In thousands, except per share data)	2002	2001	2000
Reported income from continuing operations	$267,751	$112,001	$110,115
Goodwill amortization, net of tax and minority interest		24,481	24,724
Trademark amortization, net of tax and minority interest	–	2,355	2,166
Adjusted income from continuing operations	$267,751	$138,837	$137,005
Reported net income	$175,416	$109,830	$118,719
Goodwill amortization, net of tax and minority interest		26,247	26,490
Trademark amortization, net of tax and minority interest	–	2,355	2,166
Adjusted net income	$175,416	$138,432	$147,375
Basic earnings per share:			
Income from continuing operations	$ 2.97	$ 1.99	$ 1.95
Goodwill amortization	–	0.44	0.44
Trademark amortization	–	0.04	0.04
Adjusted income from continuing operations	$ 2.97	$ 2.47	$ 2.43
Reported net income	$ 1.95	$ 1.95	$ 2.11
Goodwill amortization		0.47	0.47
Trademark amortization	–	0.04	0.03
Adjusted net income	$ 1.95	$ 2.46	$ 2.61
Diluted earnings per share:			
Income from continuing operations	$ 2.66	$ 1.81	$ 1.79
Goodwill amortization		0.33	0.34
Trademark amortization	–	0.03	0.03
Adjusted income from continuing operations	$ 2.66	$ 2.17	$ 2.16
Reported net income	$ 1.81	$ 1.78	$ 1.91
Goodwill amortization		0.36	0.36
Trademark amortization	–	0.03	0.03
Adjusted net income	$ 1.81	$ 2.17	$ 2.30

Notes to Consolidated Financial Statements

The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:

(In thousands)	Dairy Group	Morningstar/ White Wave	Specialty	Other	Total
Balance at December 31, 2001	$2,123,702	$389,572	$290,000	$57,710	$2,860,984
Purchase accounting adjustments	21,710	19,358	14,290		55,358
Acquisitions	3,977	101,722			105,699
Currency changes and other				13,376	13,376
Balance at December 31, 2002	$2,149,389	$510,652	$304,290	$71,086	$3,035,417

In accordance with SFAS No. 142, we completed a goodwill impairment assessment on our goodwill balances during 2002. The results of this test indicated that the goodwill related to our Puerto Rico reporting unit was impaired at January 1, 2002. In the fourth quarter of 2002, we determined that the impairment that existed as of January 1, 2002 was $37.7 million. As required by SFAS No. 142, we recorded the impairment in our income statement as the cumulative effect of accounting change retroactive to the first quarter of 2002. See Note 2 for information related to the sale of our Puerto Rico operating unit. Other than our Puerto Rico operations, our annual impairment test, which was completed in the fourth quarter of 2002, indicated no goodwill impairment.

The gross carrying amount and accumulated amortization of our intangible assets other than goodwill as of December 31, 2002 and 2001 are as follows:

	December 31					
	2002			2001		
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets with indefinite lives:						
Trademarks	$478,691	$(14,274)	$464,417	$391,662	$(14,274)	$377,388
Intangible assets with finite lives:						
Customer-related	56,864	(13,270)	43,594	56,707	(6,075)	50,632
Total other intangibles	$535,555	$(27,544)	$508,011	$448,369	$(20,349)	$428,020

In accordance with SFAS No. 142, we completed an impairment assessment of our intangibles with an indefinite useful life, other than goodwill, at January 1, 2002 during the first quarter of 2002. We determined that an impairment of $47.3 million, net of income tax benefit of $29 million existed at January 1, 2002. The impairment related to certain trademarks in our Dairy Group and Morningstar/White Wave segments, and was recorded in the first quarter as the cumulative effect of accounting change. The fair value of these trademarks was determined using a present value technique. Our annual impairment test was completed in the fourth quarter of 2002, and no additional impairment was identified.

Amortization expense on intangible assets for the years ended December 31, 2002, 2001 and 2000 was $7.8 million, $7.8 million and $7.1 million, respectively. Estimated aggregate intangible asset amortization expense for the next five years is as follows:

2003	$4.9 million
2004	$4.0 million
2005	$3.2 million
2006	$2.5 million
2007	$1.8 million

Notes to Consolidated Financial Statements

8. Accounts Payable and Accrued Expenses

(In thousands)	Year Ended December 31 2002	2001
Accounts payable	$ 510,531	$ 465,851
Payroll and benefits	150,679	234,415
Health insurance, workers' compensation and other insurance costs	128,514	96,144
Other accrued liabilities	266,489	238,916
	$1,056,213	$1,035,326

9. Income Taxes

The following table presents the 2002, 2001 and 2000 provisions for income taxes:

(In thousands)	Year Ended December 31 2002(1)	2001(2)	2000(3)
Current taxes payable:			
Federal	$ 47,618	$ 39,840	$ 47,010
State	7,829	6,516	8,668
Foreign and other	3,238	3,319	1,559
Deferred income taxes	94,303	33,439	32,474
Total	$152,988	$ 83,114	$ 89,711

(1) Excludes a $0.9 million income tax expense related to discontinued operations and a $29.0 million income benefit related to a cumulative effect of accounting change.

(2) Excludes a $3.0 million income tax benefit related to an extraordinary loss, a $1.5 million income tax benefit related to a cumulative effect of accounting change and a $0.6 million income tax expense related to discontinued operations.

(3) Excludes a $0.6 million income tax expense related to discontinued operations and a $2.8 million income tax expense related to extraordinary gains.

The following is a reconciliation of income taxes computed at the U.S. federal statutory tax rate to the income taxes reported in the consolidated statements of income:

(In thousands)	Year Ended December 31 2002	2001	2000
Tax expense at statutory rates	$147,274	$79,293	$80,408
State income taxes	14,437	3,699	9,315
Tax effect of tax-exempt earnings		(2,387)	(1,584)
Nondeductible goodwill		5,527	4,229
Favorable tax settlement	(6,557)		
Other	(2,166)	(3,018)	(2,657)
Total	$152,988	$83,114	$89,711

Notes to Consolidated Financial Statements

The tax effects of temporary differences giving rise to deferred income tax assets and liabilities were:

(In thousands)	December 31 2002	2001
Deferred income tax assets:		
Net operating loss carryforwards	$ 11,990	$ 17,675
Asset valuation reserves	10,859	317
Non-deductible accruals	130,753	129,449
State and foreign tax credits	7,632	12,490
Derivative instruments	27,433	14,624
Other	8,860	8,133
Valuation allowances	(6,064)	(1,537)
	191,463	181,151
Deferred income tax liabilities:		
Depreciation and amortization	(312,165)	(300,092)
Tax credit basis differences		(7,854)
Basis differences in unconsolidated affiliates	(8,777)	(7,515)
	(320,942)	(315,461)
Net deferred income tax liability	$(129,479)	$(134,310)

These net deferred income tax assets (liabilities) are classified in our consolidated balance sheets as follows:

(In thousands)	December 31 2002	2001
Deferred income tax assets:		
Current assets	$158,337	$127,215
Noncurrent assets	6,440	19,704
Noncurrent liabilities	(294,256)	(281,229)
Total	$(129,479)	$(134,310)

At December 31, 2002, we had approximately $13.1 million of net operating losses and approximately $3.9 million of tax credits available for carry-over to future years. The losses are subject to certain limitations and will expire beginning in 2007.

A valuation allowance of $6.1 million has been established because we believe it is "more likely than not" that all of the deferred tax assets relating to state net operating loss and credit carryovers, foreign tax credit carryovers and capital loss carryovers will not be realized prior to the date they are scheduled to expire.

10. Long-Term Debt

	December 31			
	2002		2001	
(In thousands)	Amount Outstanding	Interest Rate	Amount Outstanding	Interest Rate
Senior credit facility	$1,827,500	3.65%	$1,900,000	4.67%
Subsidiary debt obligations:				
Senior notes	656,951	6.625-8.15	658,211	6.625-8.15
Receivables-backed loan	145,000	2.28	400,000	2.29
Foreign subsidiary term loan	35,739	4.69	35,172	6.25
Other lines of credit	11,919	3.71-4.69	2,317	4.80
Industrial development revenue bonds	21,000	1.65-2.00	28,001	1.02-6.63
Capital lease obligations and other	29,815		44,796	
	2,727,924		3,068,497	
Less current portion	(173,442)		(96,972)	
Total	$2,554,482		$2,971,525	

Senior Credit Facility – Simultaneously with the completion of our acquisition of Old Dean, we entered into a new $2.7 billion credit agreement with a syndicate of lenders, in replacement of our then existing credit facilities. Our new senior credit facility provides an $800 million revolving line of credit, a Tranche A $900 million term loan and a Tranche B $1 billion term loan. Upon completion of the Old Dean acquisition, we borrowed $1.9 billion under this facility's term loans. At December 31, 2002 there were outstanding term loan borrowings of $1.83 billion under this facility. The revolving line of credit was undrawn, except for $71.8 million of issued but undrawn letters of credit. As of December 31, 2002, approximately $728.2 million was available for future borrowings under the revolving credit facility, subject to satisfaction of certain conditions contained in the loan agreement. We are currently in compliance with all covenants contained in our credit agreement.

Credit Facility Terms – Amounts outstanding under the revolving line of credit and the Tranche A term loan bear interest at a rate per annum equal to one of the following rates, at our option:

- a base rate equal to the higher of the Federal Funds rate plus 50 basis points or the prime rate, plus a margin that varies from 25 to 150 basis points, depending on our leverage ratio (which is the ratio of defined indebtedness to defined EBITDA), or
- the London Interbank Offering Rate ("LIBOR") computed as LIBOR divided by the product of one minus the Eurodollar Reserve Percentage, plus a margin that varies from 150 to 275 basis points, depending on our leverage ratio.

On April 30, 2002, we entered into an amendment to our credit facility pursuant to which the interest rate for amounts outstanding under the Tranche B term loan was lowered by 50 basis points, to the following, at our option:

- a base rate equal to the higher of the Federal Funds rate plus 50 basis points or the prime rate, plus a margin that varies from 75 to 150 basis points, depending on our leverage ratio, or
- LIBOR divided by the product of one minus the Eurodollar Reserve Percentage, plus a margin that varies from 200 to 275 basis points, depending on our leverage ratio.

The blended interest rate in effect on borrowings under the senior credit facility, including the applicable interest rate margin, was 3.65% at December 31, 2002. However, we had interest rate swap agreements in place that hedged $1.08 billion of our borrowings under this facility at December 31, 2002 at an average rate of 5.4%, plus the applicable interest rate margin. Interest is payable quarterly or at the end of the applicable interest period.

The agreement requires principal payments on the Tranche A term loan as follows:

- $16.87 million quarterly from March 31, 2002 through December 31, 2002;
- $33.75 million quarterly from March 31, 2003 through December 31, 2004;
- $39.38 million quarterly from March 31, 2005 through December 31, 2005;
- $45.0 million quarterly from March 31, 2006 through December 31, 2006;
- $56.25 million quarterly from March 31, 2007 through June 30, 2007; and
- A final payment of $112.5 million on July 15, 2007.

The agreement requires principal payments on the Tranche B term loan as follows:

- $1.25 million quarterly from March 31, 2002 through December 31, 2002;
- $2.5 million quarterly from March 31, 2003 through December 31, 2007;
- A payment of $472.5 million on March 31, 2008; and
- A final payment of $472.5 million on July 15, 2008.

No principal payments are due on the revolving line of credit until maturity on July 15, 2007.

The credit agreement also requires mandatory principal prepayments in certain circumstances including without limitation: (1) upon the occurrence of certain asset dispositions not in the ordinary course of business, (2) upon the occurrence of certain debt and equity issuances when our leverage ratio is greater than 3.75 to 1.0, and (3) beginning in 2003, annually when our leverage ratio is greater than 3.0 to 1.0. The credit agreement requires that we prepay 50% of defined excess cash flow for any fiscal year (beginning in 2003) in which our leverage ratio at year end is greater than 3.75 to 1.0. As of December 31, 2002, our leverage ratio was 3.3 to 1.0.

In consideration for the revolving commitments, we pay a commitment fee on unused amounts of the $800 million revolving credit facility that ranges from 37.5 to 50 basis points, depending on our leverage ratio.

The senior credit facility contains various financial and other restrictive covenants and requires that we maintain certain financial ratios, including a leverage ratio (computed as the ratio of the aggregate outstanding principal amount of defined indebtedness to defined EBITDA) and an interest coverage ratio (computed as the ratio of defined EBITDA to interest expense). In addition, this facility requires that we maintain a minimum level of net worth (as defined by the agreement).

Our leverage ratio must be less than or equal to:

Period	Ratio
12-21-01 through 12-31-02	4.25 to 1.00
01-01-03 through 12-31-03	4.00 to 1.00
01-01-04 through 12-31-04	3.75 to 1.00
01-01-05 and thereafter	3.25 to 1.00

Our interest coverage ratio must be greater than or equal to 3.00 to 1.00.

Our consolidated net worth must be greater than or equal to $1.2 billion, as increased each quarter (beginning with the quarter ended March 31, 2002) by an amount equal to 50% of our consolidated net income for the quarter, plus 75% of the amount by which stockholders' equity is increased by certain equity issuances. As of December 31, 2002, the minimum net worth requirement was $1.28 billion.

Our credit agreement permits us to complete acquisitions that meet the following conditions without obtaining prior approval: (1) the acquired company is involved in the manufacture, processing and distribution of food or packaging products or any other line of business in which we are currently engaged, (2) the total cash consideration is not greater than $300 million, (3) we acquire at least 51% of the acquired entity, and (4) the transaction is approved by the Board of Directors or shareholders, as appropriate, of the target. All other acquisitions must be approved in advance by the required lenders.

Our credit agreement also permits us to repurchase stock under our open market share repurchase program, provided that, if our leverage ratio is greater than 3.75 to 1.0, total Restricted Payments (as defined in the agreement, which definition includes stock repurchases) cannot exceed $50 million per year, plus the amount of payments required to be made on our outstanding convertible preferred securities during that year.

The facility also contains limitations on liens, investments and the incurrence of additional indebtedness, and prohibits certain dispositions of property and restricts certain payments, including dividends. The credit facility is secured by liens on substantially all of our domestic assets (including the assets of our subsidiaries, but excluding the capital stock of Old Dean's subsidiaries and certain real property owned by Old Dean and its subsidiaries).

The agreement contains standard default triggers including without limitation: failure to maintain compliance with the financial and other covenants contained in the agreement, default on certain of our other debt, a change in control and certain other material adverse changes in our business. The agreement does not contain any default triggers based on our debt rating.

In December 2002, we executed an amendment to our credit facility to relax certain restrictions. We paid an aggregate of $2.1 million to the lenders who approved the amendment.

Notes to Consolidated Financial Statements

Senior Notes – Old Dean had certain senior notes outstanding at the time of the acquisition which remain outstanding. The notes carry the following interest rates and maturities:

- $96.8 million ($100 million face value), at 6.75% interest, maturing in 2005;
- $250.5 million ($250 million face value), at 8.15% interest, maturing in 2007;
- $184.3 million ($200 million face value), at 6.625% interest, maturing in 2009; and
- $125.3 million ($150 million face value), at 6.9% interest, maturing in 2017.

The related indentures do not contain financial covenants but they do contain certain restrictions including a prohibition against Old Dean and its subsidiaries granting liens on certain of their real property interests and a prohibition against Old Dean granting liens on the stock of its subsidiaries. The indentures also place certain restrictions on Old Dean's ability to divest assets not in the ordinary course of business.

Receivables-Backed Loan – We have entered into a $400 million receivables securitization facility pursuant to which certain of our subsidiaries sell their accounts receivable to three wholly-owned special purpose entities intended to be bankruptcy-remote. The special purpose entities then transfer the receivables to third party asset-backed commercial paper conduits sponsored by major financial institutions. The assets and liabilities of these three special purpose entities are fully reflected on our balance sheet, and the securitization is treated as a borrowing for accounting purposes. During 2002, we made net payments of $255 million on this facility leaving an outstanding balance of $145 million at December 31, 2002. The receivables-backed loan bears interest at a variable rate based on the commercial paper yield as defined in the agreement. Our ability to re-borrow under this facility is subject to a standard "borrowing base" formula. At December 31, 2002, we could have re-borrowed an additional $180 million under this facility.

Foreign Subsidiary Term Loan – In connection with our acquisition of Leche Celta in February 2000, our Spanish subsidiary obtained a 42.1 million euro (as of December 31, 2002, approximately $44.1 million) non-recourse term loan from a syndicate of lenders, all of which was borrowed at closing and used to finance a portion of the purchase price. The loan, which is secured by the stock of Leche Celta, will expire on February 21, 2007, bears interest at a variable rate based on the ratio of Leche Celta's debt to EBITDA (as defined in the corresponding loan agreement), and requires semi-annual principal payments. At December 31, 2002, a total of $35.7 million was outstanding under this facility.

Other Lines of Credit – Leche Celta, our Spanish subsidiary, is our only subsidiary with its own lines of credit separate from the credit facilities described above. Leche Celta's primary line of credit, which is in the principal amount of 15 million euros (as of December 31, 2002 approximately $15.7 million), was obtained on July 12, 2000, bears interest at a variable interest rate based on the ratio of Leche Celta's debt to EBITDA (as defined in the corresponding loan agreement), is secured by our stock in Leche Celta and will expire in June 2007. Leche Celta also utilizes other local commercial lines of credit and receivables factoring facilities. At December 31, 2002, a total of $11.9 million was outstanding on these facilities.

Industrial Development Revenue Bonds – Certain of our subsidiaries have revenue bonds outstanding, some of which require nominal annual sinking fund redemptions. Typically, these bonds are secured by irrevocable letters of credit issued by financial institutions, along with first mortgages on the related real property and equipment. Interest on these bonds is due semiannually at interest rates that vary based on market conditions.

Other Subsidiary Debt – Other subsidiary debt includes various promissory notes for the purchase of property, plant, and equipment and capital lease obligations. The various promissory notes payable provide for interest at varying rates and are payable in monthly installments of principal and interest until maturity, when the remaining principal balances are due. Capital lease obligations represent machinery and equipment financing obligations which are payable in monthly installments of principal and interest and are collateralized by the related assets financed.

Letters of Credit – At December 31, 2002 there were $71.8 million of issued but undrawn letters of credit secured by our senior credit facility. In addition to the letters of credit secured by our credit facility, an additional $49 million of letters of credit were outstanding at December 31, 2002. The majority of these letters of credit were required by various utilities and government entities for performance and insurance guarantees.

Interest Rate Agreements – We have interest rate swap agreements in place that have been designated as cash flow hedges against variable interest rate exposure on a portion of our debt, with the objective of minimizing our interest rate risk and stabilizing cash flows. These swap agreements provide hedges for loans under our senior credit facility by limiting or fixing the LIBOR interest rates specified in the senior credit facility at the interest rates noted below until the indicated expiration dates of these interest rate swap agreements.

The following table summarizes our various interest rate agreements in effect as of December 31, 2002:

Fixed Interest Rates	Expiration Date	Notional Amounts (In millions)
6.23%	June 2003	$ 50
4.29% to 4.69%	December 2003	275
4.01% to 6.69%	December 2004	275
5.20% to 6.74%	December 2005	400
6.78%	December 2006	75

The following table summarizes our various interest rate agreements in effect as of December 31, 2001:

Fixed Interest Rates	Expiration Date	Notional Amounts (In millions)
4.90% to 4.93%	December 2002	$275
6.07% to 6.24%	December 2002	325
6.23%	June 2003	50
6.69%	December 2004	100
6.69% to 6.74%	December 2005	100
6.78%	December 2006	75

In January 2003, we entered into forward starting swaps that begin in March 2003 with a notional amount of $400 million. These swaps all expire in December 2003 and the fixed interest rates range between 1.47% to 1.48%. These swaps have been designated as hedges against interest rate exposure on loans under our senior credit facility.

We have also entered into interest rate swap agreements that provide hedges for loans under Leche Celta's term loan. The following table summarizes these agreements:

Fixed Interest Rates	Expiration Date	Notional Amounts
5.54%	November 2003	9 million euros (approximately $9.4 million as of December 31, 2002 and $8 million as of December 31, 2001)
5.60%	November 2004	12 million euros (approximately $12.6 million as of December 31, 2002 and $10.7 million as of December 31, 2001)

These swaps are required to be recorded as an asset or liability on our consolidated balance sheet at fair value, with an offset to other comprehensive income to the extent the hedge is effective. Derivative gains and losses included in other comprehensive income are reclassified into earnings as the underlying transaction occurs. Any ineffectiveness in our hedges is recorded as an adjustment to interest expense.

As of December 31, 2002 and 2001, our derivative liability totaled $80.4 million and $44.1 million on our consolidated balance sheet respectively. This balance includes approximately $42.8 million and $27.8 million recorded as a component of accounts payable and accrued expenses at December 31, 2002 and 2001, respectively and $37.6 million and $16.3 million recorded as a component of other long-term liabilities at December 31, 2002 and 2001, respectively. There was no hedge ineffectiveness, as determined in accordance with SFAS No. 133, for the years ended December 31, 2002 and 2001, respectively. Approximately $24 million and $6.9 million of losses (net of taxes) were reclassified to interest expense from other comprehensive income during the years ended December 31, 2002 and 2001, respectively. We estimate that approximately $27 million of net derivative losses (net of income taxes) included in other comprehensive income will be reclassified into earnings within the next 12 months. These losses will partially offset the lower interest payments recorded on our variable rate debt.

We are exposed to market risk under these arrangements due to the possibility of interest rates on the credit facilities falling below the rates on our interest rate swap agreements. Credit risk under these arrangements is remote since the counterparties to our interest rate swap agreements are major financial institutions.

11. Mandatorily Redeemable Trust Issued Preferred Securities

On March 24, 1998, we issued $600 million of company-obligated 5.5% mandatorily redeemable convertible preferred securities of a Delaware business trust subsidiary in a private placement to "qualified institutional buyers" under Rule 144A under the Securities Act of 1933, as amended. The 5.5% preferred securities, which are recorded net of related fees and expenses, mature 30 years from the date of issue. Holders of these securities are entitled to receive preferential cumulative cash distributions at an annual rate of 5.5% of their liquidation preference of $50 each. These distributions are payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year. These trust issued preferred securities are convertible at the option of the holders into an aggregate of approximately 15.3 million shares of our common stock, subject to adjustment in certain circumstances, at a conversion price of $39.13. These preferred securities are also redeemable, at our option, at any time at specified premiums and are mandatorily redeemable at their liquidation preference amount of $50 per share at maturity or upon occurrence of certain specified events. See Note 24.

12. Stockholders' Equity

Our authorized shares of capital stock include 1,000,000 shares of preferred stock and 500,000,000 shares of common stock with a par value of $.01 per share.

Stock Award Plans – We currently have two stock award plans with shares remaining available for issuance. These plans, including our 1997 Stock Option and Restricted Stock Plan and the 1989 Old Dean Stock Awards Plan (which we adopted upon completion of our acquisition of Old Dean), provide for grants of stock options, restricted stock and other stock-based awards to employees, officers, directors and, in some cases, consultants, up to a maximum of 25 million and approximately 3.8 million shares, respectively. Approximately 6.6 million and 0.8 million shares remained available for issuance under the 1997 and 1989 plans, respectively, as of March 25, 2003. Options and other stock-based awards vest in accordance with provisions set forth in the applicable award agreements.

Notes to Consolidated Financial Statements

The following table summarizes the status of our stock-based compensation programs:

	Options	Weighted-Average Exercise Price
Outstanding at December 31, 1999	9,194,502	$17.34
Granted	2,733,800	19.14
Canceled	(413,402)	21.11
Exercised	(2,462,358)	10.40
Outstanding at December 31, 2000	9,052,542	$19.48
Granted	2,488,300	21.84
Options issued to Old Dean option holders(1)	5,370,224	23.08
Canceled	(581,636)	23.20
Exercised	(2,265,570)	19.48
Outstanding at December 31, 2001	14,063,860	$21.16
Granted	5,140,929	30.92
Canceled(2)	(2,865,281)	22.40
Exercised	(3,300,488)	20.68
Outstanding at December 31, 2002	13,039,020	$24.83
Exercisable at December 31, 2000	4,801,706	$19.25
Exercisable at December 31, 2001	9,702,184	21.57
Exercisable at December 31, 2002	5,998,065	21.63

(1) In connection with our acquisition of Old Dean, all options to purchase Old Dean stock outstanding at the time of the acquisition were automatically converted into options to purchase our stock. Upon conversion, those options represented options to purchase a total of approximately 5.4 million shares of our common stock. Also, the acquisition triggered certain "change in control" rights contained in the option agreements, which consisted of the right to surrender the options to us, in lieu of exercise, in exchange for cash, provided the options were surrendered prior to March 21, 2002. Options to purchase approximately 1.6 million shares were surrendered. See Note 2 to our Consolidated Financial Statements.

(2) The acquisition of Old Dean triggered certain "change in control" rights contained in the Old Dean option agreements, which consisted of the right to surrender the options to us, in lieu of exercise, in exchange for cash, provided the options were surrendered prior to March 21, 2002. Options to purchase approximately 1.6 million shares were surrendered.

The following table summarizes information about options outstanding and exercisable at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 0 to $10.13	194,884	3.00	$ 6.41	194,884	$ 6.41
13.53 to 15.21	932,284	4.18	$14.59	932,284	$14.59
16.31 to 21.82	4,930,914	7.18	$20.06	2,735,989	$19.58
24.44 to 26.55	859,523	6.33	$24.93	834,925	$24.95
28.13 to 30.53	5,517,485	8.35	$30.35	847,853	$29.37
$32.63 to $37.16	603,930	7.41	$34.91	452,130	$34.50

During 2002, we issued the following shares of restricted stock, all of which were granted to independent members of our Board of Directors as compensation for services rendered as directors during the immediately preceding quarter. Directors' shares of restricted stock vest one-third on grant, one-third on the first anniversary of grant and one-third on the second anniversary of grant.

Period	Number of Shares	Grant Date Fair Value Per Share
First quarter	1,876	$34.69
Second quarter	2,968	37.97
Third quarter	2,670	37.16
Fourth quarter	2,089	38.32

Notes to Consolidated Financial Statements

Rights Plan – On February 27, 1998, our Board of Directors declared a dividend of the right to purchase one half of one common share for each outstanding share of common stock to the stockholders of record on March 18, 1998. The rights are not exercisable until ten days subsequent to the announcement of the acquisition of or intent to acquire a beneficial ownership of 15% or more in Dean Foods Company. At such time, each right entitles the registered holder to purchase from us that number of shares of common stock at an exercise price of $105.00, with a market value of up to two times the exercise price. At any time prior to such date, a required majority may redeem the rights in whole, but not in part, at a price of $0.01 per right. The rights will expire on March 18, 2008, unless our Board of Directors extends the term of, or redeems, the rights.

Earnings Per Share – Basic earnings per share is based on the weighted average number of common shares outstanding during each period. Diluted earnings per share is based on the weighted average number of common shares outstanding and the effect of all dilutive common stock equivalents during each period. The following table reconciles the numerators and denominators used in the computations of both basic and diluted EPS:

	Year Ended December 31		
	2002	2001	2000
Basic EPS computation:			
Numerator:			
Income from continuing operations	$ 267,751	$ 112,001	$ 110,115
Denominator:			
Average common shares	90,020,849	56,302,796	56,390,086
Basic EPS from continuing operations	$ 2.97	$ 1.99	$ 1.95
Diluted EPS computation:			
Numerator:			
Income from continuing operations	$ 267,751	$ 112,001	$ 110,115
Net effect on earnings from conversion of mandatorily redeemable convertible preferred securities	21,324	21,324	21,334
Income applicable to common stock	$ 289,075	$ 133,325	$ 131,449
Denominator:			
Average common shares – basic	90,020,849	56,302,796	56,390,086
Stock option conversion(1)	3,421,831	2,147,786	1,587,360
Dilutive effect of conversion of mandatorily redeemable convertible preferred securities	15,333,256	15,333,566	15,365,082
Average common shares – diluted	108,775,936	73,784,148	73,342,528
Diluted EPS from continuing operations	$ 2.66	$ 1.81	$ 1.79

(1) Stock option conversion excludes anti-dilutive shares of 175,770; 1,206,546; and 2,180,202 at December 31, 2002, 2001 and 2000, respectively.

Notes to Consolidated Financial Statements

Securities Repurchases - On September 15, 1998, our Board of Directors authorized a stock repurchase program of up to $100 million. On September 28, 1999, the Board increased the program by $100 million to $200 million and on November 17, 1999 authorized a further increase to $300 million. We depleted the $300 million authorization during the second quarter of 2000, and on May 19, 2000, the Board increased the program by $100 million to $400 million. On November 2, 2000 the Board authorized a further increase to $500 million. On each of January 8, 2003 and February 12, 2003, the Board authorized additional increases of $150 million each. See Note 24. Set forth in the chart below is a summary of the stock we repurchased pursuant to this program through December 31, 2002.

Period	No. of Shares of Common Stock Repurchased	Purchase Price
Third Quarter 1998	2,000,000	$ 30.4 million
Fourth Quarter 1998	1,020,800	15.6 million
Second Quarter 1999	159,400	3.0 million
Third Quarter 1999	3,701,030	66.7 million
Fourth Quarter 1999	6,973,016	128.4 million
First Quarter 2000	1,377,600	27.2 million
Second Quarter 2000	1,932,130	42.2 million
Third Quarter 2000	3,174,000	77.0 million
Fourth Quarter 2000	80,000	2.1 million
First Quarter 2001	246,668	6.1 million
Fourth Quarter 2002	2,750,800	101.2 million
Total	23,415,444	$499.9 million

As of March 25, 2003, $171.6 million remains available for spending under this program.

Repurchased shares are treated as effectively retired in the Consolidated Financial Statements.

13. Other Comprehensive Income

Comprehensive income comprises net income plus all other changes in equity from non-owner sources. The amount of income tax (expense) benefit allocated to each component of other comprehensive income during the year ended December 31, 2002 and 2001 are included below.

(In thousands)	Pre-Tax Income (Loss)	Tax Benefit (Expense) and Minority Interest	Net Amount
Accumulated other comprehensive income, December 31, 2000	$ (2,394)	$ 1,283	$ (1,111)
Cumulative translation adjustment	(3,676)	1,444	(2,232)
Cumulative effect of accounting change	(16,278)	9,875	(6,403)
Net change in fair value of derivative instruments	(44,844)	28,474	(16,370)
Amounts reclassified to income statement related to derivatives	17,230	(10,298)	6,932
Reclassification of minority interest portion on derivative fair values		(10,033)	(10,033)
Minimum pension liability adjustment	(1,059)	433	(626)
Accumulated other comprehensive income, December 31, 2001	$(51,021)	$21,178	$(29,843)
Cumulative translation adjustment	13,392	(4,984)	8,408
Net change in fair value of derivative instruments	(74,332)	27,529	(46,803)
Amounts reclassified to income statement related to derivatives	38,945	(14,931)	24,014
Minimum pension liability adjustment	(18,668)	7,187	(11,481)
Accumulated other comprehensive income, December 31, 2002	$(91,684)	$35,979	$(55,705)

Notes to Consolidated Financial Statements

14. Employee Retirement and Profit Sharing Plans

We sponsor various defined benefit and defined contribution retirement plans, including various employee savings and profit sharing plans, and contribute to various multi-employer pension plans on behalf of our employees. Substantially all full-time union and non-union employees who have completed one or more years of service and have met other requirements pursuant to the plans are eligible to participate in these plans. During 2002, 2001 and 2000, our retirement and profit sharing plan expenses were as follows:

	Year Ended December 31		
(In thousands)	2002	2001	2000
Defined benefit plans	$11,597	$ 989	$ 2,425
Defined contribution plans	14,836	15,821	6,504
Multi-employer pension plans	4,326	5,671	5,599
	$30,759	$22,481	$14,528

Defined Benefit Plans – The benefits under our defined benefit plans are based on years of service and employee compensation. Our funding policy is to contribute annually the minimum amount required under ERISA regulations. Plan assets consist principally of investments made with insurance companies under a group annuity contract.

Notes to Consolidated Financial Statements

The following table sets forth the funded status of our defined benefit plans and the amounts recognized in our consolidated balance sheets:

(In thousands)	December 31 2002	2001
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 280,281	$ 89,370
Service cost	1,581	1,594
Interest cost	18,954	6,671
Plan participants' contributions	332	
Plan amendments		60
Assumption change	525	620
Actuarial (gain)/loss	1,163	4,346
Acquisition	23,750	186,506
Divestiture		(580)
Curtailment		(285)
Effect of settlement		(981)
Benefits paid	(65,219)	(7,149)
Other		109
Benefit obligation at end of year	261,367	280,281
Change in plan assets:		
Fair value of plan assets at beginning of year	178,251	92,753
Actual return on plan assets	(19,718)	(5,150)
Acquisition	2,609	99,012
Divestiture		(609)
Employer contribution	28,752	579
Plan participants' contributions	84	
Effect of settlement		(1,270)
Benefits paid	(65,219)	(7,149)
Other		85
Fair value of plan assets at end of year	124,759	178,251
Funded status	(136,608)	(102,030)
Unrecognized net transition obligation	1,106	573
Unrecognized prior service cost	2,223	2,803
Unrecognized net (gain)/loss	43,589	9,976
Minimum liability adjustment		(2,809)
Net amount recognized	$ (89,690)	$ (91,487)
Amounts recognized in the statement of financial position consist of:		
Prepaid benefit cost	$ 1,138	$ 2,335
Accrued benefit liability	(114,035)	(95,650)
Intangible asset	3,913	1,202
Accumulated other comprehensive income	19,294	626
Net amount recognized	$ (89,690)	$ (91,487)
Weighted-average assumptions as of December 31:		
Discount rate	6.50-6.75%	7.25%
Expected return on plan assets	6.75-8.50%	6.75-9.00%
Rate of compensation increase	4.00%	0-5.00%

(In thousands)	2002	December 31 2001	2000
Components of net periodic pension cost:			
Service cost	$ 1,581	$ 1,594	$ 2,274
Interest cost	18,954	6,671	6,573
Effect of curtailment		311	(3,899)
Expected return on plan assets	(15,142)	(7,647)	(8,204)
Amortizations:			
Unrecognized transition (asset)/obligation	106	106	140
Prior service cost	190	207	147
Unrecognized net (gain)/loss	332	(47)	(622)
Divestiture change		148	
Effect of Settlement	3,031		
Net periodic benefit cost	$ 9,052	$ 1,343	$(3,591)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $240.9 million, $223.4 million and $120.4 million, respectively, as of December 31, 2002 and $82.8 million, $81.3 million, and $67.8 million, respectively, as of December 31, 2001.

Defined Contribution Plans – Certain of our non-union personnel may elect to participate in savings and profit sharing plans sponsored by us. These plans generally provide for salary reduction contributions to the plans on behalf of the participants of between 1% and 17% of a participant's annual compensation and provide for employer matching and profit sharing contributions as determined by our Board of Directors. In addition, certain union hourly employees are participants in company-sponsored defined contribution plans which provide for employer contributions in various amounts ranging from $21 to $39 per pay period per participant.

Multi-Employer Pension Plans – Certain of our subsidiaries contribute to various multi-employer union pension plans, which are administered jointly by management and union representatives and cover substantially all full-time and certain part-time union employees who are not covered by our other plans. The Multi-Employer Pension Plan Amendments Act of 1980 amended ERISA to establish funding requirements and obligations for employers participating in multi-employer plans, principally related to employer withdrawal from or termination of such plans. We could, under certain circumstances, be liable for unfunded vested benefits or other expenses of jointly administered union/management plans. At this time, we have not established any liabilities because withdrawal from these plans is not probable or reasonably possible.

15. Post-Retirement Benefits Other than Pensions

Certain of our subsidiaries provide health care benefits to certain retirees who are covered under specific group contracts. As defined by the specific group contract, qualified covered associates may be eligible to receive major medical insurance with deductible and co-insurance provisions subject to certain lifetime maximums.

The following table sets forth the funded status of these plans and the amounts recognized in our consolidated balance sheets:

(In thousands)	December 31 2002	2001
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 20,605	$ 6,892
Service cost	1,039	140
Interest cost	1,139	504
Plan participants' contributions	195	157
Plan amendments	(337)	(2,111)
Assumption change	(4,873)	(222)
Actuarial (gain)/loss	4,249	2,124
Acquisitions	1,152	13,793
Benefits paid	(2,191)	(672)
Effect of curtailment	(165)	
Benefit obligation at end of year	20,813	20,605
Fair value of plan assets at end of year		
Funded status	$(20,813)	(20,605)
Unrecognized prior service cost	(2,760)	(2,633)
Unrecognized net (gain)/loss	6,056	2,106
Net amount recognized	$(17,517)	$(21,132)
Initial rate	8.33-12.00%	8.00-11.00%
Ultimate rate	5.00-6.00%	5.00-6.00%
Year of ultimate rate achievement	2008-2014	2008-2015

(In thousands)	2002	December 31 2001	2000
Components of net periodic benefit cost:			
Service and interest cost	$2,178	$644	$479
Amortizations:			
Prior service cost	(210)	(43)	(51)
Unrecognized net (gain)/loss	133	(43)	
Recognized net actuarial loss from curtailment		217	65
Net periodic benefit cost	$2,101	$775	$493

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percent change in assumed health care cost trend rates would have the following effects:

(In thousands)	1-Percentage Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 179	$(157)
Effect on post-retirement obligation	1,123	(990)

16. Plant Closing Costs

Plant Closing Costs – As part of an overall integration and cost reduction strategy, we recorded plant closing and other non-recurring costs during 2002, 2001 and 2000 in the amount of $19.1 million, $9.6 million and $2.7 million, respectively. In addition, our share of Consolidated Container Company's restructuring charges were expenses of $1.7 million and income of $0.8 million during 2001 and 2000, respectively. These amounts were reported as an adjustment to equity in earnings of unconsolidated affiliates.

The charges recorded during 2002 are related to the closing of Dairy Group plants in Bennington, Vermont and Toledo, Ohio, a Dairy Group distribution facility in Winchester, Virginia, and one Morningstar plant in Tempe, Arizona. The charges also reflect additional costs related to severance on the closing of our dairy plant in Port Huron, Michigan in 2001, the shutdown of an ice cream production line at our Englewood, Colorado plant and the closing of a plant's administrative offices in Grand Rapids, Michigan in our Dairy Group.

Notes to Consolidated Financial Statements

During 2001, we recorded charges related to the closing of three Dairy Group plants with consolidation of production into other plants. The plants closed during 2001 were our processing facilities in Canton, Mississippi, Corpus Christi, Texas and Port Huron, Michigan.

The charges recorded for our integration and cost reduction programs in 2000 reflect several approved efficiency and integration efforts including restructuring of our corporate office departments and closing of our Hartford, Connecticut plant.

The principal components of these plans include the following:

- Workforce reductions as a result of plant closings, plant rationalizations and consolidation of administrative functions. The plans included an overall reduction of 451 people in 2002, 198 people in 2001 and 114 people in 2000, who were primarily plant employees associated with the plant closings and rationalization. The costs were charged to our earnings in the period that the plan was established in detail and employee severance and benefits had been appropriately communicated. All except 66 employees had been terminated as of December 31, 2002;
- Shutdown costs, including those costs that are necessary to prepare the plant facilities for closure;
- Costs incurred after shutdown such as lease obligations or termination costs, utilities and property taxes; and
- Write-downs of property, plant and equipment and other assets, primarily for asset impairments as a result of facilities that are no longer used in operations. The impairments relate primarily to owned buildings, land and equipment at the facilities which are being sold and were written down to their estimated fair value. The effect of suspending depreciation on the buildings and equipment related to the closed facilities was not significant. The carrying value of closed facilities at December 31, 2002 was approximately $3.5 million. We are marketing these properties for sale. Divestitures of the closed facilities has not resulted in significant modification to the estimate of fair value.

Activity with respect to plant closing and other non-recurring costs for 2002 is summarized below:

(In thousands)	Balance at December 31, 2001	Charges	Payments	Balance at December 31, 2002
Cash charges:				
Workforce reduction costs	$ 668	$ 4,576	$(1,362)	$3,882
Shutdown costs	460	1,468	(271)	1,657
Lease obligations after shutdown	119	563	(14)	668
Other	253	1,190	(657)	786
Subtotal	$1,500	7,797	$(2,304)	$6,993
Noncash charges:				
Write-down of property, plant and equipment		11,253		
Total charges		$19,050		

Activity with respect to plant closing and other non-recurring costs for 2001 is summarized below:

(In thousands)	Balance at December 31, 2000	Charges	Payments	Balance at December 31, 2001
Cash charges:				
Workforce reduction costs	$1,179	$1,088	$(1,599)	$ 668
Shutdown costs	363	624	(527)	460
Lease obligations after shutdown	118	183	(182)	119
Other		843	(590)	253
Subtotal	$1,660	2,738	$(2,898)	$1,500
Noncash charges:				
Write-down of property, plant and equipment		6,812		
Total charges		$9,550		

There have not been significant adjustments to the plans and the majority of future cash requirements to reduce the liability at December 31, 2002 are expected to be completed within a year.

Acquired Facility Closing Costs – As part of our purchase price allocations, we accrued costs in 2002 and 2001 pursuant to plans to exit certain activities and operations of acquired businesses in order to rationalize production and reduce costs and inefficiencies. Several plants were closed in connection with our acquisition of Old Dean. Plants in Atkins, Arkansas and Cairo, Georgia in the Specialty Foods segment and a plant in Escondido, California in the Dairy Group were closed. We have also eliminated Old Dean's administrative offices, closed Dairy Group distribution depots in Parker Ford, Pennsylvania and Camp Hill, Pennsylvania, relocated production between plants and are shutting down two pickle tank yards as part of our overall integration and efficiency efforts related to our acquisition of Old Dean.

The principal components of the plans include the following:

- Workforce reductions as a result of plant closings, plant rationalizations and consolidation of administrative functions and offices, resulting in an overall reduction of 839 plant and administrative personnel. The costs incurred were charged against our acquisition liabilities for these costs. As of December 31, 2002, 116 employees had not yet been terminated;
- Shutdown costs, including those costs that are necessary to clean and prepare the plant facilities for closure; and
- Costs incurred after shutdown such as lease obligations or termination costs, utilities and property taxes after shutdown of the plant or administrative office.

Activity with respect to these acquisition liabilities for 2002 is summarized below:

(In thousands)	Accrued Charges at December 31, 2001	Accruals	Payments	Accrued Charges at December 31, 2002
Workforce reduction costs	$20,029	$11,205	$(22,232)	$ 9,002
Shutdown costs	12,621	7,880	(8,864)	11,637
Total	$32,650	$19,085	$(31,096)	$20,639

Activity with respect to these acquisition liabilities for 2001 is summarized below:

(In thousands)	Accrued Charges at December 31, 2000	Accruals	Payments	Accrued Charges at December 31, 2001
Workforce reduction costs	$ 997	$19,357	$ (325)	$20,029
Shutdown costs	7,271	8,647	(3,297)	12,621
Total	$8,268	$28,004	$(3,622)	$32,650

17. Shipping and Handling Fees

Our shipping and handling costs are included in both cost of sales and selling and distribution expense, depending on the nature of such costs. Shipping and handling costs included in cost of sales reflect the cost of shipping products to customers through third party carriers, inventory warehouse costs and product loading and handling costs. Shipping and handling costs included in selling and distribution expense consist primarily of route delivery costs for both company-owned delivery routes and independent distributor routes, to the extent that such independent distributors are paid a delivery fee. Shipping and handling costs that were recorded as a component of selling and distribution expense were approximately $951.9 million, $639.2 million and $591.1 million during 2002, 2001 and 2000, respectively.

18. Other Operating (Income) Expense

During the fourth quarter of 2001, we recognized a net of $17.3 million of other operating income which includes the following:

- A gain of $47.5 million on the divestiture of the plants transferred to National Dairy Holdings (as assignee of Dairy Farmers of America) in connection with the acquisition of Old Dean. The gain represented the difference between fair value and the carrying value of the plants;
- An expense of $28.5 million resulting from a payment to Dairy Farmers of America as consideration for certain modifications to our existing milk supply arrangements; and
- An expense of $1.7 million resulting from the impairment in value of a water plant.

19. Supplemental Cash Flow Information

	Year Ended December 31		
(In thousands)	2002	2001	2000
Cash paid for interest and financing charges, net of capitalized interest	$224,561	$139,984	$142,205
Cash paid for taxes	44,738	24,983	31,883
Noncash transactions:			
Issuance of common stock in connection with business acquisitions		739,366	
Issuance of subsidiary preferred and common securities in connection with two acquisitions			340,336
Operations of 11 plants in connection with acquisition of minority interest		287,989	

20. Commitments and Contingencies

Leases – We lease certain property, plant and equipment used in our operations under both capital and operating lease agreements. Such leases, which are primarily for machinery, equipment and vehicles, have lease terms ranging from 1 to 20 years. Certain of the operating lease agreements require the payment of additional rentals for maintenance, along with additional rentals based on miles driven or units produced. Rent expense, including additional rent, was $124.5 million, $86.9 million and $66.4 million for the years ended December 31, 2002, 2001 and 2000, respectively.

The composition of capital leases which are reflected as property, plant and equipment in our consolidated balance sheets are as follows:

	December 31	
(In thousands)	2002	2001
Buildings and improvements	$ 588	$11,251
Machinery and equipment	9,200	4,666
Less accumulated amortization	(5,347)	(1,973)
	$ 4,441	$13,944

Future minimum payments at December 31, 2002, under non-cancelable capital and operating leases with terms in excess of one year are summarized below:

(In thousands)	Capital Leases	Operating Leases
2003	$ 768	$ 79,750
2004	319	69,113
2005	195	55,362
2006	140	44,018
2007	116	37,241
Thereafter		118,101
Total minimum lease payments	$1,538	$403,585
Less amount representing interest	(154)	
Present value of capital lease obligations	$1,384	

Contingent Obligations Related to Milk Supply Arrangements – On December 21, 2001, in connection with our acquisition of Old Dean, we purchased Dairy Farmers of America's ("DFA") 33.8% stake in our Dairy Group. In connection with that transaction, we issued a contingent, subordinated promissory note to DFA in the original principal amount of $40 million. DFA is our primary supplier of raw milk, and the promissory note is designed to ensure that DFA has the opportunity to continue to supply raw milk to certain of our plants until 2021, or be paid for the loss of that business. The promissory note has a 20-year term and bears interest based on the consumer price index. Interest will not be paid in cash, but will be added to the principal amount of the note annually, up to a maximum principal amount of $96 million. We may prepay the note in whole or in part at any time, without penalty. The note will only become payable if we ever materially breach or terminate one of our milk supply agreements with DFA without renewal or replacement. Otherwise, the note will expire at the end of 20 years, without any obligation to pay any portion of the principal or interest. Because this note was delivered in connection with our acquisition of DFA's minority interest in our Dairy Group, we originally recorded the note as part of the purchase consideration and it was reflected on our balance sheet in "other long-term liabilities". However, we now believe that payments we make under this note, if any, should be expensed as incurred. Accordingly, the purchase consideration and the note obligation have been removed from our 2001 balance sheet.

Also as part of the same transaction, we amended a milk supply agreement with DFA to provide that:

- If we have not offered DFA the right to supply all of our raw milk requirements for certain of Old Dean's plants by either (i) June 2003, or (ii) with respect to certain other plants, the end of the 6th full calendar month following the expiration of milk supply agreements in existence at those plants on December 21, 2001, or
- If DFA is prohibited from supplying those plants because of an injunction, restraining order or otherwise as a result of or arising from a milk supply contract to which we are party,

we must pay DFA liquidated damages determined and paid on a plant-by-plant basis, based generally on the amount of raw milk used by that plant, up to an aggregate maximum of $47 million. Liquidated damages would be payable in arrears in equal, quarterly installments over a 5-year period, without interest. If we are required to pay any such liquidated damages, the principal amount of the $40 million subordinated promissory note described above will be reduced by an amount equal to 25% of the liquidated damages paid. We cannot currently estimate the amount of damages that we may have to pay, if any.

Notes to Consolidated Financial Statements

Contingent Obligations Related to White Wave Acquisition – On May 9, 2002, we completed the acquisition of White Wave, Inc. In connection with the acquisition, we established a Performance Bonus Plan pursuant to which we have agreed to pay performance bonuses to certain employees of White Wave if certain performance targets are achieved. Specifically, we agreed that if the cumulative net sales (as defined in the plan) of White Wave equal or exceed $382.5 million during the period beginning April 1, 2002 and ending March 31, 2004 (the "Incentive Period") and White Wave does not exceed the budgetary restrictions set forth in the plan by more than $1 million during the Incentive Period, we will pay employee bonuses as follows:

- If cumulative net sales during the Incentive Period are between $382.5 million and $450 million, the bonus paid will scale ratably (meaning $129,630 for each $1 million of net sales) between $26.025 million and $35.0 million; and
- If cumulative net sales exceed $450 million during the Incentive Period, additional amounts will be paid as follows:
  - First $50 million above $450 million net sales: 10% of amount in excess of $450 million, plus
  - Second $50 million above $450 million net sales: 15% of amount in excess of $500 million, plus
  - In excess of $550 million net sales: 20% of amount in excess of $550 million.

We currently expect the aggregate amount of bonuses payable under White Wave's Performance Bonus Plan to be in the range of $35 million to $40 million, and we have recorded quarterly accruals based on the aggregate amount that we expect to pay. Key employees of White Wave are also entitled to receive certain payments if they are terminated without cause (or as a result of death or incapacity) during the Incentive Period.

Contingent Obligations Related to Divested Operations – We have sold several businesses in recent years. In each case, we have retained certain known contingent liabilities related to those businesses and/or assumed an obligation to indemnify the purchasers of the businesses for certain unknown contingent liabilities. In the case of the sale of our Puerto Rico operations, we were required to post collateral, including one surety bond and one letter of credit, to secure our obligation to satisfy the retained liabilities and to fulfill our indemnification obligation. We believe we have established adequate reserves for any potential liability related to our divested businesses. Moreover, we do not expect any liability that we may have for these retained liabilities, or any indemnification liability, to be material.

Enron – In 1999, we entered into an Energy Program Agreement with Enron Energy Services pursuant to which we contracted to purchase electricity for certain of our plants at a discounted rate for a ten-year period. Under the agreement, Enron (i) supplied (or arranged for the supply of) utilities to our facilities and paid the costs of such utilities directly to the utility suppliers, and (ii) made certain capital improvements at certain of our facilities in an effort to reduce our utility consumption, all in exchange for one monthly payment from us. In November 2001, Enron stopped performing under the agreement and in December 2001, Enron filed for bankruptcy protection. Shortly thereafter, Enron rejected our contract. In order to compensate us for our lost savings, the Energy Program Agreement provided for formula-based liquidated damages. We have filed a claim in Enron's bankruptcy for our damages. We have received correspondence from Enron demanding payment of certain amounts that Enron alleges we owe under the agreement. We have disputed the validity of Enron's claim and are in the process of attempting to negotiate an agreement with Enron for the settlement of our claims against each other. We cannot estimate the outcome of any settlement with Enron. However, we do not expect the settlement to have a material adverse impact on our financial position, results of operations or cash flows.

Litigation, Investigations and Audits – We are party, in the ordinary course of business, to certain other claims, litigation, audits and investigations. We believe we have adequate reserves for any liability we may incur in connection with any such currently pending or threatened matter. In our opinion, the settlement of any such currently pending or threatened matter is not expected to have a material adverse impact on our financial position, results of operations or cash flows.

21. Fair Value of Financial Instruments

Pursuant to SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," we are required to disclose an estimate of the fair value of our financial instruments as of December 31, 2002 and 2001. SFAS No. 107 defines the fair value of financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties.

Due to their near-term maturities, the carrying amounts of accounts receivable and accounts payable are considered equivalent to fair value. In addition, because the interest rates on our senior credit facility and most other debt are variable, their fair values approximate their carrying values.

We have senior notes with an aggregate face value of $700 million with fixed interest rates ranging from 6.625% to 8.15% at December 31, 2002. These notes were issued by Old Dean prior to our acquisition of Old Dean, and had a fair market value of $702.8 million at December 31, 2002.

We have entered into various interest rate agreements to reduce our sensitivity to changes in interest rates on our variable rate debt. The fair values of these instruments and our senior notes were determined based on current values for similar instruments with similar terms. The following table presents the carrying value and fair value of our senior notes and interest rate agreements at December 31:

	2002		2001	
(In thousands)	Carrying Value of Liability	Fair Value of Liability	Carrying Value of Liability	Fair Value of Liability
Senior notes	$(656,951)	$(702,830)	$(658,211)	$(658,211)
Interest rate agreements	(80,431)	(80,431)	(44,140)	(44,140)

22. Segment and Geographic Information and Major Customers

Segment Information – We currently have three reportable segments: Dairy Group, Morningstar/White Wave and Specialty Foods. Our Dairy Group segment manufactures and distributes fluid milk, ice cream and novelties, half-and-half and whipping cream, sour cream, cottage cheese, yogurt and dips, as well as fruit juices and other flavored drinks and bottled water. Morningstar/White Wave manufactures dairy and non-dairy coffee creamers, whipping cream and pre-whipped toppings, dips and dressings, specialty products such as lactose-reduced milk and extended shelf-life milks, as well as certain other refrigerated and extended shelf-life products. Specialty Foods processes and markets pickles, powdered products such as non-dairy coffee creamers, aseptic sauces and puddings and nutritional beverages. We obtained Specialty Foods as part of our acquisition of Old Dean on December 21, 2001. Our Spanish operation does not meet the definition of a segment and is reported in "Corporate/Other." Prior periods have been restated to remove the results of our Puerto Rico operations, which has been reclassified as a discontinued operation.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. We evaluate performance based on operating profit not including non-recurring gains and losses and foreign exchange gains and losses.

Notes to Consolidated Financial Statements

We do not allocate income taxes, management fees or unusual items to segments. In addition, there are no significant non-cash items reported in segment profit or loss other than depreciation and amortization and the $47.5 million gain on the divestiture of the 11 plants transferred to National Dairy Holdings (as assignee of Dairy Farmers of America) in connection with the acquisition of Old Dean which is reported in our Dairy Group segment in 2001. The amounts in the following tables are the amounts obtained from reports used by our executive management team for the year ended December 31:

(In thousands)	2002	2001	2000
Net sales to external customers:			
Dairy Group[(1)]	$7,061,538	$5,042,836	$4,650,590
Morningstar/White Wave[(2)]	1,056,751	741,992	684,054
Specialty Foods	673,604	18,709	
Corporate/Other[(3)]	199,571	171,018	165,068
Total	$8,991,464	$5,974,555	$5,499,712
Intersegment sales:			
Dairy Group	$ 31,340	$ 14,133	$ 14,680
Morningstar/White Wave	103,686	90,476	60,213
Specialty Foods	16,287		
Total	$ 151,313	$ 104,609	$ 74,893
Operating income:			
Dairy Group[(4)]	$ 520,935	$ 323,755	$ 289,630
Morningstar/White Wave[(5)]	111,668	104,294	100,944
Specialty Foods	98,874	2,168	
Corporate/Other[(3)(6)]	(68,870)	(45,104)	(31,853)
Total	662,607	385,113	358,721
Other (income) expense:			
Interest expense and financing charges[(3)]	231,263	130,130	140,670
Equity in (loss) earnings of unconsolidated affiliates	7,899	23,620	(11,453)
Other (income) expense, net[(3)]	2,660	4,817	(233)
Consolidated earnings before tax	$ 420,785	$ 226,546	$ 229,737
Depreciation and amortization:			
Dairy Group	$ 114,354	$ 113,780	$ 105,717
Morningstar/White Wave	25,216	24,574	22,849
Specialty Foods	14,101	353	
Corporate/Other[(3)]	20,323	7,191	7,306
Total	$ 173,994	$ 145,898	$ 135,872
Assets:			
Dairy Group	$4,415,139	$4,882,224	$2,912,231
Morningstar/White Wave	1,071,095	858,656	424,819
Specialty Foods	617,210	625,382	
Corporate/Other	478,822	325,635	443,428
Total	$6,582,266	$6,691,897	$3,780,478
Capital expenditures:			
Dairy Group	$ 162,493	$ 89,125	$ 90,901
Morningstar/White Wave	61,765	37,401	28,162
Specialty Foods	11,176		
Corporate/Other[(3)]	6,548	4,684	5,463
Total	$ 241,982	$ 131,210	$ 124,526

(1) Net sales for 2001 and 2000 have been restated to reflect the adoption of EITF Issue No. 01-09, "Accounting for Consideration Given By a Vendor to a Customer." The net effect was to decrease net sales by $8.8 million and $9.7 million in 2001 and 2000, respectively.

(2) Net sales for 2001 and 2000 have been restated to reflect the adoption of EITF Issue No. 01-09 "Accounting for Consideration Given By a Vendor to a Customer." The net effect was to decrease net sales by $24.9 million and $20.2 million in 2001 and 2000, respectively.

(3) Balances have been adjusted to remove our Puerto Rico operations which have been reclassified as discontinued operations.

(4) Operating income includes plant closing and other charges of $14.1 million, $9.6 million and $2.1 million in 2002, 2001 and 2000, respectively. Operating income in 2001 includes a gain of $47.5 million related to the divestiture of 11 plants as part of the acquisition of Dean Foods and an impairment charge of $1.7 million on a water plant. Operating income in 2000 includes litigation settlement costs of $7.5 million.

Notes to Consolidated Financial Statements

(5) Operating income includes plant closing and other non-recurring charges of $4.9 million in 2002.

(6) Operating income in 2001 includes an expense of $28.5 million resulting from certain changes to our milk supply agreement.

Geographic Information

(In thousands)	Revenues 2002	Revenues 2001	Revenues 2000	Long-Lived Assets 2002	Long-Lived Assets 2001
Geographic Information					
United States[1]	$8,791,893	$5,803,535	$5,334,645	$5,137,695	$4,947,908
Puerto Rico[2]					124,079
Europe	199,571	171,020	165,067	126,984	118,022
Total	$8,991,464	$5,974,555	$5,499,712	$5,264,679	$5,190,009

(1) Net sales for 2001 and 2000 have been restated to reflect the adoption of EITF Issue No. 01-09, "Accounting for Consideration Given By a Vendor to a Customer." The net effect was to decrease net sales by $33.7 million and $29.9 million in 2001 and 2000, respectively.

(2) Revenues have been restated to remove revenues related to our Puerto Rico operations, which have been reclassified as discontinued operations.

Major Customers

Our Dairy Group had one customer that represented greater than 10% of its 2002 sales. Approximately 10% of our consolidated 2002 sales were to that same customer.

23. Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for 2002 and 2001. Financial information for all periods has been adjusted to remove our Puerto Rico operations, which have been reclassified as discontinued operations.

(In thousands, except per share data)	Quarter First	Quarter Second	Quarter Third	Quarter Fourth
2002:				
Net sales	$2,226,220	$2,295,243	$2,229,726	$2,240,275
Gross profit	544,832	600,457	593,420	609,982
Income from continuing operations[1]	54,662	74,031	68,007	71,051
Net income[1][2]	(29,624)	73,227	68,699	63,114
Basic earnings per common share[3]:				
Income from continuing operations	.62	.82	.75	.78
Net income	(.33)	.81	.76	.70
Diluted earnings per common share[3]:				
Income from continuing operations	.56	.73	.67	.70
Net income	(.23)	.72	.68	.63
2001:				
Net sales[4]	$1,409,385	$1,461,280	$1,492,621	$1,611,269
Gross profit	335,803	342,063	341,286	381,145
Income from continuing operations[5]	22,771	33,235	28,558	27,437
Net income[3]	22,071[6]	34,603	29,422	23,734[7]
Basic earnings per common share[3]:				
Income from continuing operations	.42	.60	.51	.46
Net income	.40	.63	.53	.40
Diluted earnings per common share[3]:				
Income from continuing operations change	.39	.53	.46	.42
Net income	.38	.55	.47	.37

(1) The results for the first, second, third and fourth quarters include plant closing and other nonrecurring charges, net of taxes, of $0.8 million, $3.2 million, $3.1 million and $4.7 million, respectively. Results in the fourth quarter also include a $6.3 million loss related to our investment in Consolidated Container Company.

(2) The results of the first quarter include $85 million net loss for the impairment of goodwill and other intangible assets in accordance with our adoption of SFAS No. 142 in the first quarter of 2002. The results for the first, second, third and fourth quarters include income from discontinued operations of $0.7 million, $(0.8) million, $0.7 million and $0.3 million, respectively.

(3) Earnings per common share calculations for each of the quarters were based on the basic and diluted weighted average number of shares outstanding for each quarter, and the sum of the quarters may not necessarily be equal to the full year earnings per common share amount.

(4) Net results have been restated to reflect the adoption of EITF Issue No. 01-09, "Accounting for Consideration Given By a Vendor to a Customer." The net effect was to decrease net sales by $8.9 million, $9.2 million, $7.6 million and $8 million for the first, second, third and fourth quarters, respectively.

(5) The results for the first, third and fourth quarters include plant closing and other non-recurring charges, net of minority interest when applicable, of $0.3 million, $1 million and $4.5 million, respectively. Results in the fourth quarter also include a gain of $29.5 million related to the divestiture of 11 plants as part of the acquisition of Dean Foods, an expense of $17.4 million resulting from certain changes to our milk supply agreements, an impairment charge of $0.7 million, net of minority interest, on a water plant, a charge of $12.9 million related to the impairment of our investment in Consolidated Container Company, and a charge of $2.7 million resulting from the impairment of two small investments. All amounts are net of income taxes.

(6) Results for the first quarter of 2001 include a cumulative effect of accounting change expense of $1.4 million related to our adoption of FAS 133, "Accounting for Derivative Instruments and Hedging Activities."

(7) Included in the results for the fourth quarter of 2001 is an extraordinary loss of $4.3 million for the write-off of deferred financing costs related to the early retirement of our former credit facilities.

24. Subsequent Events

Aircraft Leases – On August 1, 2000, we entered into a five-year aircraft lease agreement with Neptune Colorado LLC, a limited liability company owned by Gregg Engles (our Chief Executive Officer and Chairman of our Board of Directors) and Pete Schenkel (President of our Dairy Group and also a member of our Board of Directors). Pursuant to the lease agreement, we agreed to lease an airplane from Neptune Colorado at a rate of $1,000 per hour for each hour of flight with a minimum of 40 hours of flight per month. We also agreed to pay a non-refundable equipment reserve charge equal to $83.10 per engine hour used during the term of the agreement, with reserve funds being used by the lessor for engine overhauls, removal or replacement during the term of the agreement. Under the lease, we are responsible for paying certain taxes related to and insurance for the airplane, as well as operating costs, landing and customs fees, storage charges and any fines or penalties arising from the operation or use of the airplane. We paid an aggregate of $0.5 million in 2002, $0.6 million in 2001 and $0.2 million in 2000 to Neptune Colorado LLC under the lease.

In June 2001, we entered into a six-year aircraft lease agreement with Curan, LLC, a limited liability company also owned by Gregg Engles and Pete Schenkel. Pursuant to the lease agreement, we agreed to lease an airplane from Curan at a rate of $122,000 per month. We were required to set up a non-refundable equipment reserve account, the amount of which was determined periodically by a third party. Reserve funds were used by the lessor for engine overhauls, removal or replacement during the term of the agreement. We are responsible for paying certain taxes related to and insurance for the airplane, as well as operating costs, landing and customs fees, storage charges and any fines or penalties arising from our operation or use of the airplane. We paid an aggregate of $1.6 million and $0.9 million to Curan, LLC during 2002 and 2001, respectively.

On March 24, 2003, the independent members of our Board of Directors voted to purchase Neptune Colorado LLC and Curan, LLC from Messrs. Engles and Schenkel, after determining that it would be in our best interests to own the aircraft rather than to lease the aircraft pursuant to the terms of the existing leases. As consideration for the purchase of the lessor companies from Messrs. Engles and Schenkel, we will assume the indebtedness that the lessor entities incurred to finance the purchase of the aircraft. No other consideration will be paid to Mr. Engles or Mr. Schenkel, directly or indirectly. The aggregate principal balance of the indebtedness that we will assume is approximately $9.6 million, which approximates the current fair market value of the aircraft. The indebtedness is secured by the aircraft. The lessor entities have no assets or liabilities other than the aircraft, certain cash and the related purchase money indebtedness. As part of the transaction, we will receive cash in the amount of approximately $100,000, which is the balance of the equipment reserves that were established under the leases. Because the market value of the assets we will acquire in the transaction is equal to the value of the liabilities that we will assume, there will be no income statement impact related to the transaction. We expect to complete the transaction in March 2003.

Notes to Consolidated Financial Statements

Securities Repurchases – On each of January 8, 2003 and February 12, 2003, our Board of Directors approved $150 million increases to the authorized amount of our stock repurchase program. Between January 1, 2003 and March 24, 2003, we spent approximately $129 million to repurchase approximately 3.24 million shares of our common stock for an average price of $39.72 per share. At March 25, 2003, approximately $171.6 remains available under our current authorization.

On March 17, 2003, we announced a partial redemption of our trust-issued preferred securities ("TIPES"). TIPES with an aggregate liquidation value of $100 million will be redeemed on April 17, 2003 at a redemption price of $51.0315 per security. Holders of TIPES that have been called for redemption have the option to convert their TIPES into shares of our common stock instead of receiving the cash redemption price. Approximately $500 million of TIPES will remain outstanding following completion of this partial redemption.

Hedging Transactions – In January 2003, we entered into forward starting swaps that began in March 2003 with a notional amount of $400 million. These swaps all expire in December 2003 and the fixed interest rates range between 1.47% to 1.48%. These swaps have been designated as hedges against interest rate exposure on loans under our senior credit facility.

25. Related Party Transactions

Real Property Lease – We lease the land for our Franklin, Massachusetts plant from a partnership in which Alan Bernon, Chief Operating Officer of the Northeast region of our Dairy Group and a member of our Board of Directors, owns a 13.45% minority interest. (The remaining interests are owned by members of Mr. Bernon's family.) The lease payments totaled $0.7 million in 2002 and $0.6 million in each of 2001 and 2000.

Minority Interest in Consolidated Container Holding Company – We hold our minority interest in Consolidated Container Company through our subsidiary Franklin Plastics, Inc., in which we own an 89.5% interest. Alan Bernon, Chief Operating Officer of the Northeast region of our Dairy Group and a member of our Board of Directors, and his brother, Peter Bernon, collectively own the remaining 10.5% of Franklin Plastics, Inc.

Aircraft Leases – See Note 24.

Other Shareholder Information

Transfer Agent

The Bank of New York

Shareowner Inquiries:
The Bank of New York,
Shareholder Relations
P.O. Box 11258
Church Street Station
New York, NY 10286-1258

Certificate, DRS or
Legal Transfer:
The Bank of New York
Receive/Deliver Dept
P.O. Box 11002
New York, NY 10286-1002

Lost Securities:
The Bank of New York
Lost Securities Department
P.O. Box 11281
New York, NY 10286-1281

Change of Address:
The Bank of New York
Account Maintenance Department
P.O. Box 11023
New York, NY 10286-1023

Toll free: 866-557-8698
E-Mail: shareownersvcs@bankofny.com
Website: www.stockbny.com

Auditor

Deloitte & Touche LLP
2200 Ross Avenue
Suite 1600
Dallas, Texas 75201
Telephone: 214-840-7000

Market Information

NYSE: DF

Annual Meeting

May 22, 2003, 9:00 a.m.
Dallas Museum of Art
1717 North Harwood
Dallas, Texas 75201

Corporate Headquarters

Dean Foods Company
2515 McKinney Avenue
Suite 1200
Dallas, Texas 75201
Telephone: 214-303-3400
Facsimile: 214-303-3499
Website: www.deanfoods.com

Forward-Looking Statement Disclosure

This report contains statements about the future that are not statements of historical fact. These statements, which are sometimes predictions and sometimes statements of our plans for the future, are found in the Chairman's letter to shareholders, and on pages 1 through 23, as well as in Management's Discussion and Analysis of Financial Condition and Results of Operations. In most cases, you can identify these statements by terminology such as "may," "will," "should," "could," "expect," "seek to," "anticipate," "plan," "believe," "estimate," "intend," "predict," "potential," "hope" or "continue" or the negative of such terms and other comparable terminology. In evaluating these statements, you should carefully consider the risks outlined in this report, and in any subsequent reports we may file after the date hereof with the Securities and Exchange Commission. You may obtain copies of these reports without charge by writing to our corporate headquarters, Attention: Investor Relations, or through our corporate website at www.deanfoods.com, or on the SEC's website at www.sec.gov.

Board of Directors and Corporate Officers

Board of Directors

Gregg L. Engles
Chairman of the Board and
Chief Executive Officer
Dean Foods Company

Alan J. Bernon
Chief Operating Officer
Northeast Region
Dean Dairy Group

Lewis M. Collens
President
Illinois Institute of Technology and
Chairman, IIT Research Institute

Tom C. Davis
Chief Executive Officer
The Concorde Group

Stephen L. Green
General Partner
Canaan Capital Partners

Joseph S. Hardin, Jr.
Retired

Janet Hill
Vice President
Alexander & Associates

Ronald Kirk
Partner
Gardere Wynne Sewell LLP

John S. Llewellyn, Jr.
Retired

John R. Muse
Chief Operating Officer
Hicks, Muse, Tate & Furst Incorporated

Hector M. Nevares
President
Neva Management

P. Eugene Pender
Retired

Pete Schenkel
President
Dean Dairy Group

Jim L. Turner
President and
Chief Executive Officer
Dr Pepper/Seven-Up
Bottling Group, Inc.

Dean Foods Company Corporate Officers

Gregg L. Engles
Chairman of the Board and
Chief Executive Officer

Pete Schenkel
President – Dean Dairy Group

Herman L. "Bing" Graffunder
President –
Morningstar/Specialty Group

Steve Demos
President – White Wave

James Greisinger
President – Specialty Foods

Miguel M. Calado
Executive Vice President and
President, International

Barry A. Fromberg
Executive Vice President and
Chief Financial Officer

Michelle P. Goolsby
Executive Vice President,
Chief Administrative Officer, General
Counsel and Corporate Secretary

Robert D. Dunn
Senior Vice President –
Human Resources

Art Fino
Senior Vice President and
Chief Information Officer

Ronald H. Klein
Senior Vice President –
Corporate Development

Cory M. Olson
Senior Vice President –
Finance and Treasurer

William C. Tinklepaugh
Senior Vice President –
Government Relations

Lisa N. Tyson
Senior Vice President,
Deputy General Counsel and
Assistant Secretary

Dairy Group Regional Chief Operating Officers

Alan J. Bernon
Northeast Region

Rick Beaman
Southwest Region

Jackie Jackson
Midwest Region

Rick Fehr
Southeast Region



Dean Foods Company
2515 McKinney Avenue
Suite 1200
Dallas, Texas 75201
Telephone: 214.303.3400
Facsimile: 214.303.3499

www.deanfoods.com



Dean™

FOODS

